As filed with the Securities and Exchange Commission on December 2, 2004.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Amendment No.             )

MVB FINANCIAL CORP.

(Name of small business issuer in its charter)

West Virginia	6712	20-0034461
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

(Address and telephone number of principal executive offices)

__________________________________________________________________

(Address of principal place of business or intended principal place of business)

James R. Martin

President and Chief Executive Officer

MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800             (304) 366-8600 Fax

Copies to:

Charles D. Dunbar, Esq.

Elizabeth Osenton Lord, Esq.

Jackson Kelly PLLC

1600 Laidley Tower

P.O. Box 553

Charleston, West Virginia 25322

(304) 340-1000 (Telephone) (304) 340-1080 (Fax)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Number of Shares to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	286,000	$14.00	$4,004,000.00	$508.00

(1)	Estimated solely for purposes of calculating the registration fee.

PROSPECTUS

Up to 286,000 Shares

MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

Common Stock

MVB Financial Corp. is offering up to 286,000 shares of its common stock. Prior to the offering, there has been no public market for the common stock, and at least initially, we do not expect one to develop.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of MVB Financial Corp. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.

Shares of MVB Financial Corp. involve risk. See “ Risk Factors” on page 3.

	Price	Estimated Expense Of Offering[1]	Estimated Proceeds To Bank
Per Share:	$14.00	$.20	$13.80
Offering Total:	$4,004,000.00	$57,200.00	$3,946,800.00

[1]	MVB Financial Corp. will offer the shares of its common stock to the public primarily through sales made by its directors, consultants, officers, and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No bank director, consultant, officer or employee will receive any additional compensation for assisting with the sale of the bank’s common stock. The expenses of the offering are estimated to be $57,200.00, including legal, accounting, printing and postage expenses. The bank reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

i

SPECIAL CAUTIONARY NOTE

REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, in The Monongahela Valley Bank, Inc.’s (the “bank”) or MVB Financial Corp.’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “are expected to,” “estimate,” “is anticipated,” “project,” “will continue,” “will likely result,” “plans to” or similar expressions are intended to identify “forward-looking statements.” These types of statements are subject to risks and uncertainties, including changes in economic conditions in the bank’s market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the bank’s market area, and competition that could cause actual results to differ materially from what the bank or MVB Financial have presently anticipated or projected. The bank and MVB Financial wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The bank and MVB Financial wish to advise readers that factors addressed within this prospectus would affect the bank’s financial performance and could cause the bank’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The factors we list in the section “Risk Factors” provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the bank and MVB Financial caution that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. We cannot assure you that any statement of expectation or belief in any forward-looking statement will result, or be achieved or accomplished.

ii

SUMMARY

You should read this summary together with the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. In this prospectus, we use “MVB Financial” or the “Company” to refer to MVB Financial Corp. and the “bank” or “MVB” to refer to The Monongahela Valley Bank, Inc.

MVB Financial

MVB Financial is a West Virginia state-chartered bank holding company and intends to form two second-tier holding companies, MVB Marion, Inc. and MVB Harrison, Inc. MVB Financial anticipates that each will own common stock of The Monongahela Valley Bank, Inc.

MVB

MVB was incorporated October 30, 1997 and opened for business on January 4, 1999 under the laws of the State of West Virginia. MVB’s deposits are insured by the FDIC. MVB engages in general banking business within its primary market area of Marion County, West Virginia. Its extended market is the adjacent Counties of Harrison, Monongalia and Taylor Counties, West Virginia. The main office is located at 301 Virginia Avenue, Fairmont, West Virginia. As of December 31, 2003, MVB had total assets of $94.9 million, loans of $62.6 million, deposits of $75.3 million and shareholders’ equity of $7.82 million, compared to $81.0, $48.0, and $64.9 and $7.3 as of December 31, 2002, respectively. By September 30, 2004, total assets had grown to $105.3 million while loans were $75.6 million and deposits were $85.0 million. Shareholders’ equity approximated $8.2 million at this same date.

The Offering

Amount:	Up to 286,000 Shares
Type:	Common Stock
Price:	$14.00 Per Share

Third Quarter 2004

During the third quarter of 2004, several items of significance have occurred. These items are described on page 29 in the Future Outlook section following Management’s Discussion and Analysis.

Use of Proceeds

MVB Financial will use the proceeds of this offering to support the growth of the bank and to increase and acquire market share, particularly in the Harrison County area of West Virginia.

The management and directors of MVB Financial and the bank believe that the establishment of a presence in Harrison County, West Virginia would present an opportunity to expand further into Harrison County, West Virginia. MVB Financial intends to use the proceeds of this offering to fund this expansion into Harrison County by establishing a presence there.

MVB Financial intends to form two second-tier bank holding companies – MVB Marion, Inc. and MVB Harrison, Inc. Each of these second-tier holding companies will own the shares of The Monongahela Valley Bank, Inc. The bank will utilize the funds raised in this offering to establish a physical presence, which may include opening a branch in Harrison County, West Virginia. Directors from the Harrison County area will serve on the MVB Harrison, Inc. board of directors. The board of directors of MVB Marion, Inc. will consist of the current members of MVB/ Financial’s board of directors.

Future Outlook

MVB has enjoyed a strong growth in the market it serves. Total assets are $11.3 million higher at September 30, 2004, compared to the same date in 2003. Generally, this asset growth was the result of a $11.8 million increase in deposits for the same period of time. More significant was the increase of nearly $17.3 million, or 30%, increase in loans since September 30, 2003. MVB Financial believes it will continue to capture Marion County market share and expects to expand into the growing Harrison County, West Virginia market with an emphasis on personal customer service with high quality products and technology.

SELECTED FINANCIAL DATA

The following table summarizes the financial data for our business. The September 30, 2004 information below has been derived from MVB Financial’s Consolidated Financial Statements. Information for all other periods is from MVB’s Financial Statements.

(Dollars in Thousands, except Ratios and Per Share Data)

	September 30,		December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Operating Data
For the period ended:
Total interest income	$4,068	$3,570	$4,852	$4,227	$3,893
Total interest expense	1,154	1,307	1,702	1,852	2,195
Net interest income	2,914	2,263	3,150	2,375	1,698
Provision for loan losses	192	161	223	225	166
Other income	509	351	598	458	391
Other expense	1,985	1,712	2,348	2,033	1,712
Net income	736	549	781	400	147
Balance Sheet Data
At period end: Total assets	$105,342	$93,989	$94,931	$80,977	$65,325
Investment securities	22,455	26,586	25,073	22,335	18,121
Gross loans	75,573	58,273	62,615	48,032	35,075
Total deposits	84,988	73,197	75,338	64,904	49,710
Stockholders’ equity	8,622	7,563	7,828	7,340	4,798
Average Balance Sheet Data
Total assets	$100,572	$90,780	$91,981	$74,597	$59,425
Investment securities	23,511	25,024	25,220	18,794	14,773
Gross loans	67,935	53,425	55,301	42,152	30,560
Total deposits	80,199	70,426	71,657	58,294	44,924
Stockholders’ equity	8,206	7,525	7,576	5,380	4,761
Significant Ratios
Net income to:
Average total assets	98%	.81%	.85%	.54%	.25%
Average stockholders’ equity	11.96	8.67	10.31	7.44	3.09
Average stockholders’ equity to average total assets	8.16	8.29	8.24	7.21	8.01
Average gross loans to average deposits	84.71	75.86	77.20	72.31	68.00
Risk-based capital ratios:
Tier 1 Capital	11.33%	12.24%	11.98%	13.98%	12.31%
Total Capital	12.42	13.29	13.03	14.96	13.25
Leverage Ratio	8.28	8.03	8.21	8.95	7.14
Per Share Data
Net income:
Basic	.99	.74	$1.10	$.70	$.27
Fully Diluted	.94	.71	1.06	.68	.27
Cash dividends paid	N/A	N/A	N/A	N/A	N/A
Book value at end of period	11.68	10.95	11.04	10.37	8.75
Weighted average shares outstanding:
Basic	743,060	743,060	708,025	571,068	543,677
Fully Diluted	779,570	770,353	735,318	589,138	552,525

RISK FACTORS

Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this prospectus (including the financial statements and notes thereto), the following factors. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus.

You may have difficulty selling your shares of MVB Financial.

Because no public market exists for the holding company’s common stock, you may have difficulty selling your shares. We cannot predict when, if ever, we could meet the listing qualifications of the Nasdaq Stock Market’s National Market Tier or when we may trade on the Nasdaq Bulletin Board. We cannot assure you that there will be an active public market for the shares in the near future.

The banking business is very competitive.

The banking business is generally a highly competitive business. As of June 30, 2004, the most recent period for which information is available, there were 4 other banks in MVB’s market area. The total Marion County commercial bank deposits, which includes a total of 18 banking offices, as of June 30, 2004, were in excess of $584 million. At this same date MVB had a 14% share of the Marion County commercial bank deposits while being open only 4½ years. The First Exchange Bank of Mannington and MVB represent Marion County’s only locally owned banks, as the other existing commercial banks have their parent-company headquarters in Wheeling, West Virginia (WesBanco), Charlotte, North Carolina (BB&T), and Columbus, Ohio (Huntington National Bank).

For most of the services which MVB provides, there is also competition from financial institutions other than commercial banks. For instance, Fairmont Federal Credit Union with five offices in Marion County, Marion County School Employees Federal Credit Union, United Federal Credit Union, and U. S. Employees Credit Union compete for deposits and loans in Marion County. There are also various issuers of commercial paper and money market funds that actively compete for funds and for various types of loans. Further, there are three offices of the national brokerage concern, Edward Jones in our market area. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. Many of MVB’s competitors have significantly greater financial and marketing resources than MVB has.

The existence of larger financial institutions in Fairmont, and Marion Counties, West Virginia, some of which are owned by larger regional or national companies, influence the competition in MVB’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for MVB, but it also increases the potential competition for MVB in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking was allowed to occur after June 1, 1997. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in.” Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

In the future, the bank’s lending limit could create a competitive disadvantage for the bank.

In the future, the bank may not be able to attract larger volume customers because the size of loans that the bank can offer to potential customers is less than the size of the loans that many of the bank’s larger competitors can offer. Accordingly, the bank may lose customers seeking large loans to BB&T, WesBanco and Huntington National Bank. We anticipate that our lending limit will continue to increase proportionately with the bank’s growth in earnings and as a result of the stock sale described herein; however, we cannot guarantee that the bank can successfully attract or maintain larger customers.

The bank engages in commercial and consumer lending activities which are riskier than residential real estate lending.

MVB makes loans that involve a greater degree of risk than loans involving residential real estate lending. Commercial business loans may involve greater risks than other types of lending because they are often made based on varying forms of collateral, and repayment of these loans often depends on the success of the commercial venture. Consumer loans may involve greater risk because adverse changes in borrowers’ incomes and employment after funding of the loans may impact their abilities to repay the loans.

The bank’s loan portfolio at September 30, 2004, consists of the following:

Type of Loan	Percentage of Portfolio
Residential Real Estate Loans	31.1%
Commercial Loans, principally real estate secured	47.3%
Consumer Loans	21.6%

The bank has limited control over its profitability because the bank cannot control the various factors that can cause fluctuations in interest rates.

Aside from credit risk, the most significant risk resulting from MVB’s normal course of business, extending loans and accepting deposits, is interest rate risk. If market interest rate fluctuations cause MVB’s cost of funds to increase faster than the yield of its interest-earning assets, then its net interest income will be reduced. MVB’s results of operations depend to a large extent on the level of net interest income, which is the difference between income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the bank’s control, including general economic conditions and the policies of various governmental and regulatory authorities.

To effectively evaluate the results from the Interest Rate Sensitive model used to simulate various interest rate scenarios, the bank’s Asset/Liability Committee has determined that for an immediate change, either an increase or decrease of 1 percent in interest rates, the net interest income over the next one year period should not vary more than 10 percent from that projected by the model under current interest rates and 15% over a two-year period. The range for an immediate two percent change in interest rates, an increase or decrease, is 15% over one year and 25% in year 2. MVB is in compliance with this policy as of June 30, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Funding Sources.”

The bank’s success depends on the bank’s management team.

The departure of one or more of the bank’s officers or other key personnel could adversely affect the bank’s operations and financial position. The bank’s management makes most decisions that involve the bank’s operations.

TERMS OF THE OFFERING

MVB Financial is offering up to 286,000 shares of common stock at a cash price of $14.00 per share. Each investor must execute a subscription agreement and deliver $14.00 for each share the investor wishes to acquire. Checks must be made payable to “MVB Financial Corp.” Subject to the provisions below, each investor must purchase a minimum of 100 shares and may purchase no more than 5% of the offering (i.e., 14,300 shares). Notwithstanding the foregoing, existing shareholders may purchase fewer than 100 shares, if their percentage of outstanding shares prior to the offering times the number of shares offered would be less than 100, up to a maximum of 5% discussed above. At the board’s discretion, MVB Financial may waive the maximum amount of shares that may be purchased. Further, MVB Financial reserves the right to cancel or modify subscriptions, in whole or in part, for any reason. The company also reserves the right to reject any and all subscriptions and to determine the order in which it will accept subscriptions. The full subscription price per share must be paid at the time an investor subscribes for shares, unless the company agrees to other arrangements concerning the time and place of full payment.

USE OF PROCEEDS

MVB Financial will use the proceeds of this offering to:

•	Expand into the Harrison County, West Virginia market and support the growth of the bank in its current market area;

•	Increase the lending capacity of the bank on an individual and aggregate basis;

•	Fund construction of a Harrison County branch of The Monongahela Valley Bank, Inc.

•	Increase the branding awareness of the MVB name; and

•	General corporate purposes

CAPITALIZATION

(Unaudited)

September 30, 2004

The following table sets forth our actual capitalization as of September 30, 2004, and December 31, 2003.

	Sept 30, 2004	Dec 31, 2003
	(in thousands)
	(Unaudited)
Stockholders equity:
Common Stock, $1.00 per value, 4,000,000 shares authorized; 743,060 and 708,025 issued and outstanding at September 30, 2004 and December 31, 2003, respectively	$743	$708
Additional paid-in capital	6,975	6,537
Treasury stock	(9)	0
Retained earnings	1,005	742
Accumulated other comprehensive income <loss>	(92)	(159)

Total Capitalization	$8,622	$7,828

MARKET PRICE AND DIVIDEND DATA

The company’s common stock is not traded on any stock exchange or over the counter. Shares of the company’s common stock are occasionally bought and sold by private individuals, firms or corporations, and the company may not have knowledge of the purchase price or the terms of the purchase. Trading of shares of the company’s common stock is very limited. Because of its fairly recent formation, the company has not paid cash dividends. On June 1, 2001, the company issued stock in connection with a 5% stock dividend. An additional 5% stock dividend was issued August 15, 2004.

MVB Financial’s common stock is owned, of record, by approximately 815 shareholders.

MVB Financial’s stockholders are entitled to receive dividends when and as declared by their respective boards of directors, subject to various regulatory restrictions. Dividends of the bank are subject to the restrictions contained in W.Va. code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

	Quarterly Market Price Information
	2004(a)				2003				2002				2001
	Estimated Market Value Per Share				Estimated Market Value Per Share				Estimated Market Value Per Share				Estimated Market Value Per share
	High		Low		High		Low		High		Low		High		Low
First Quarter	12.38	+	12.38	+	11.90	+	11.80	+	10.47	+	10.47	+	9.87	++	9.87	++
Second Quarter	12.86	+	12.38	+	11.90	+	11.90	+	10.47	+	10.47	+	10.47	+	9.97	++
Third Quarter	13.50	(b)	13.50	(b)	12.38	+	12.38	+	10.47	+	10.47	+	10.47	+	10.47	+
Fourth Quarter	—		—		12.38	+	12.38	+	10.47	+	10.47	+	10.47	+	10.47	+

+	Information from June 30, 2004 through June 1, 2001 is adjusted for a 5% stock dividend as of August 15, 2004 to holders of record July 1, 2004.

++	Information prior to June 1, 2001, is adjusted for the 5% stock dividend noted above and a 5% stock dividend paid June 1, 2001.

(a)	prior to January 1, 2004, prices reflect trades in the bank’s stock. Effective January 1, 2004 and following, prices reflect trades in MVB Financial stock.

(b)	through August 31, 2004

Table of Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights		Weighted-average exercise price of outstanding options warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	40,829	*	$10.14	*	14,296	*

*	adjusted for stock dividends effective June 1, 2001 and August 15, 2004

Directors of MVB Financial and MVB executive officers own or may acquire 288,411 shares of common stock or 37.74% of the related shares.

DESCRIPTION OF BUSINESS

You should read the following description of our business in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the factors set forth in “Risk Factors” and elsewhere in this prospectus.

MVB Financial is a West Virginia state-chartered bank holding company, which was chartered May 29, 2003 and acquired MVB on January 1, 2004. Its wholly owned subsidiary, MVB, opened for business on January 4, 1999. MVB’s deposits are insured by the FDIC. MVB engages in general banking business within its primary market area of Marion County, West Virginia. Its extended market is the adjacent counties of Harrison, Monongalia and Taylor, all in West Virginia. The main office is located at 301 Virginia Avenue, Fairmont, West Virginia. As of December 31, 2003, MVB had total assets of $94.9 million, loans of $62.6 million, deposits of $75.3 million and shareholders’ equity of $7.82 million, compared to $81.0, $48.0, $64.9 and $7.3 as of December 31, 2002, respectively. By September 2004, total assets were $105.3 million, while loans were $75.6 million and deposits were $85.0 million. Shareholders equity approximated $8.6 million at this same date.

Recent Additions

To date, MVB Financial’s only acquisition has been MVB.

Banking Services

MVB provides individuals, businesses and local governments with a broad range of loan products, including personal lines of credit, commercial, real estate, and installment loans and deposit products, including checking, savings, NOW and money market accounts, certificates of deposit, and individual retirement accounts. MVB currently does not provide trust services. MVB also offers non-deposit investment products through an association with a broker dealer.

The FDIC insures all deposit accounts up to the maximum allowed by law (generally $100,000 per depositor, subject to aggregation rules). MVB solicits these accounts from individuals, businesses, associations, organizations and government authorities.

MVB also offers commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. MVB also originates mortgage loans as well as commercial and residential construction loans.

The principal economic risk associated with each of the categories of anticipated loans is the creditworthiness of MVB’s borrowers. With any loan category, the level of risk increases or decreases depending on economic conditions prevailing from time to time. Unsecured loans in all categories have a higher risk than secured loans.

MVB makes a substantial portion of its loans to working individuals, small businesses and professional persons. These types of loans should provide opportunities to establish long-term relationships but may also be credits that are less able to withstand unforeseen economic, competitive and financial conditions than more substantial borrowers. The risk associated with real estate loans and installment loans to individuals varies based on employment levels, fluctuations in value of residential real estate and other conditions that affect the ability of customers to repay indebtedness. The risk associated with commercial loans varies based upon the strength and activity of the local economics of MVB’s market areas. The risk associated with real estate construction loans varies based upon supply and demand for the type of real estate under construction. Further, real estate construction loans are subject to special risks due to conditions beyond a borrower’s control, including cost overruns, adverse weather, labor strikes, unavailability of materials and inability to obtain governmental approvals.

MVB’s loan underwriting criteria have been developed and are formulated in its written credit policy. The credit policy is a comprehensive lending policy, which includes underwriting standards for all categories of loans MVB offers. MVB’s lending policy includes provisions that promote a diversified loan portfolio to reduce MVB’s vulnerability to risks associated with any specific category of loans.

MVB’s lending activities are subject to a variety of lending limits imposed by federal and state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to MVB), in general MVB is subject to a loan-to-one borrower limit of an amount equal to (i) 15% of MVB’s unimpaired capital and surplus in the case of loans which are not fully secured by readily marketable collateral, or (ii) 25% of the unimpaired capital and surplus if the excess over 15% is fully secured by readily marketable collateral. Unless MVB sells participations in its loans to other financial institutions, MVB cannot meet all lending needs of loan customers requiring aggregate extensions of credit above these limits. Additionally, MVB may voluntarily choose to impose a policy limit on loans to a single borrower that is less than the legal limit.

MVB may not make any extension of credit to any director, executive officer, or principal shareholder of MVB, or to any related interest of such person, unless the Board of Directors or a committee thereof approves the extension of credit, and MVB makes the loan on terms no more favorable to such person than would be available to a person not affiliated with MVB.

Properties

The bank’s main office is currently housed in a banking facility located at 301 Virginia Avenue, Fairmont, West Virginia, at the intersection of Third Street and Virginia Avenue on a parcel of real estate containing approximately 42,000 square feet, which the bank owns. The parcel fronts on Virginia Avenue and is totally accessible to Third and Fourth Streets to the north and south, respectively, from Virginia Avenue. This location is in the heart of downtown Fairmont with easy access to nearly any other part of town.

The facility, built for the bank in 1998, is constructed of brick and frame components. The main floor covers 7,000 square feet. The second floor area approximates 3,000 square feet of office space, which was finished in 2001. The facility is equipped with five inside teller windows and five outside drive-in lanes, one of which is served by an ATM. An after-hours night deposit is also available. Off-street parking is available for approximately 50 cars. A large vault is also an integral part of the building.

A second office is inside the Shop-N-Save Supermarket in the Middletown Mall. The mall is in the town of White Hall, West Virginia, adjacent to Fairmont, West Virginia. The White Hall area of Marion County is developing rapidly, especially in the area of technology related business organizations. In addition, the Middletown Mall and the surrounding land is currently being redeveloped with new tenants and facilities. The mall owners have a business plan that should continue to attract additional development and economic activity.

The facility, which is leased from the supermarket, approximates 600 square feet, which includes four teller stations and two offices. A night deposit and safe deposit boxes compliment the normal supermarket bank product offerings. This facility opened May 8, 2000.

As described elsewhere herein, MVB is in the process of establishing a full service facility in Bridgeport, Harrison County, West Virginia. The real estate will be leased for a period of twenty years at a monthly rental of $3,000 per month from an unaffiliated party. At the conclusion of the twenty year term, MVB has the right to purchase the property for a predetermined price. Should the property not be purchased, the lease contains a provision for two additional rental periods of ten years each.

Permitted Non-Banking Activities

The Federal Reserve permits bank holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. MVB Financial presently does not engage in, nor does it have any immediate plans to engage in, any non-banking activities bank holding companies are permitted to perform.

A notice of proposed non-banking activities must be furnished to the Federal Reserve and the West Virginia Board of Banking and Financial Institutions before MVB Financial engages in such activities, and an application must be made to the Federal Reserve and Banking Board concerning acquisitions by MVB Financial of corporations engaging in those activities. In addition, the Federal Reserve may, by order issued on a case-by-case basis, approve additional non-banking activities.

Market Area

MVB’s primary market area is Marion County, West Virginia, which includes a total of 18 banking facilities, including MVB’s two locations. Its extended market is the adjacent Counties of Harrison, Monongalia and Taylor Counties, West Virginia. MVB Financial is located on the south side of Third Street at Virginia Avenue in Fairmont, West Virginia, with a branch in the growing eastern section of Marion County.

United States Census Bureau data indicates that the Fairmont and Marion County, West Virginia populations have had somewhat different trends from 1980 to 2000. The population of Fairmont has fluctuated from 23,863 in 1980; 20,210 in 1990 and 21,678 in 2000, or a net decline of 2,185 or 9.2%. Marion County increased its population from 1980 to 1990, 55,789 to 57,249, and decreased to 56,598 in 2000. These charges resulted in a net increase of 1.45%. The Marion County population includes that of Fairmont. The result is that over the last 20 years, there has not been any significant change in population.

Unemployment in Marion County has improved compared to that of the State of West Virginia from November 1995 through June 2004, the latest date for which information is available. As of June 2004, the overall state rate was 5.4% compared to 5.6% for Marion County. During the same period of time, the Marion County unemployment rate has decreased from 8.9% to 5.6%, while the West Virginia rate declined from 7.5% to 5.4%. Of the four adjacent Counties, Marion’s unemployment rate is better than one and worse than three. The rates for Marion County in West Virginia are lower than one year ago when the rates were 6.6% and 6.3%, respectively. Future direction of unemployment will likely be driven by what occurs economically on the national level. History seems to indicate that when the national and West Virginia economies improve, Marion County lags such improvement, and when the national and state economies falter, Marion County lags in deterioration.

Competition

The banking business is a highly competitive business. As of June 30, 2004, the latest period for which information is available, there were 4 other banks in MVB’s market area. The total Marion County commercial bank deposits, which include a total of 18 banking offices, as of June 30, 2004, were in excess of $584 million. At this same date MVB had a 14% share of the Marion County commercial bank deposits while being open only 5½ years. The First Exchange Bank of Mannington and MVB are Marion County’s only locally owned banks, as the other commercial banks have their parent-company headquarters in Wheeling, West Virginia (WesBanco), Charlotte, North Carolina (BB&T), and Columbus, Ohio (Huntington National Bank).

As of June 30, 2004, the bank deposits were $875 in Harrison County. Harrison County hosts a total of 31 banking offices, and as of June 30, 2004, MVB had no share of the Harrison County commercial bank deposits.

For most services which MVB provides, there is also competition from financial institutions other than commercial banks. Fairmont Federal Credit Union with five offices in Marion County, Marion County School Employees Federal Credit Union, United Federal Credit Union, and U. S. Employees Credit Union provide competition for loans and deposits. There are also various issuers of commercial paper and money market funds that actively compete for funds and for various types of loans. Further, there are three offices of the National Brokerage concern, Edward Jones. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. Many of MVB’s competitors have significantly greater financial and marketing resources than MVB.

The existence of larger financial institutions in Fairmont, Marion County, Clarksburg and Harrison County, West Virginia, some of which are owned by larger regional or national companies, influence the competition in MVB’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for MVB, but it also increases the potential competition for MVB in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking may occur. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in” effective May 31, 1997. Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

Employees

MVB had 33 full-time and nine part-time employees on September 30, 2004. Four of the full-time employees and three of the part-time employees work at our branch office.

Legal Proceedings

MVB Financial is not involved in any legal proceeding. It’s wholly-owned subsidiary, MVB, is involved in routine legal actions, which are incidental to its business of commercial banking. There are no material amounts involved in these routine legal actions.

Supervision and Regulation

MVB Financial is regulated by the Federal Reserve Bank under the Bank Holding Company Act of 1956, as amended. MVB and virtually all aspects of its operations are subject to supervision, regulation and examination by the West Virginia Commissioner of Banking and the Federal Deposit Insurance Corporation (FDIC). A summary of some of the major regulatory issues follow. The summary is not exhaustive, and reference is made to applicable statutes and regulations for more detailed information regarding supervision and regulation of entities such as MVB Financial and MVB. Statutes, regulations and regulatory policies of the federal and West Virginia governments and their agencies are subject to change and it is impossible to predict the effects that any such changes may have upon MVB and its operations.

The following is a summary of certain statutes and regulations affecting MVB Financial and MVB and is qualified in its entirety by reference to such statutes and regulations:

Bank Holding Company Regulation. MVB Financial is a bank holding company under the Bank Holding Company Act of 1956, which restricts the activities of MVB Financial and any acquisition by MVB Financial of voting stock or assets of any bank, savings association or other company. MVB Financial is subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. MVB Financial’s subsidiary bank is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to MVB Financial or its subsidiaries, investments in the stock or other securities thereof and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances or letters of credit on behalf of MVB Financial and its subsidiary; purchases or sales of securities or other assets; and the payment of money or furnishing of services to MVB Financial and other subsidiaries. MVB Financial is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank holding company without the prior approval of the Federal Reserve Board. MVB Financial and its subsidiary are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by MVB Financial or its subsidiary.

The Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999) permits bank holding companies to become financial holding companies. This allows them to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines “financial in nature” to include: securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well-capitalized, well-managed and has at least a satisfactory Community Reinvestment Act rating.

Banking Subsidiary Regulation. The bank was chartered as a state bank and is regulated by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation. Deposits of MVB are insured by the FDIC to the extent permissible under the law.

Federal Deposit Insurance Corporation

The FDIC insures the deposits of the bank, and the bank is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the bank’s regulatory agency.

Capital Requirements

The FDIC has issued risk-based capital guidelines for banking organizations, such as the bank. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher levels of capital being required for categories perceived as representing greater risk.

Generally, under the applicable guidelines, the financial institution’s capital is divided into two tiers. “Tier 1,” or core capital, includes common equity, non-cumulative perpetual preferred stock (excluding auction rate issues) and perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts or consolidated subsidiaries, less goodwill and, with few exceptions, all other intangible assets. Additional elements of

“Tier 2,” or supplementary capital, includes, among other items, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. “Total capital” is the sum of Tier 1 and Tier 2 capital.

Financial institutions are required to maintain a risk-based ratio of 8%, of which 4% must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution’s particular circumstances warrant.

Banks are subject to “leverage ratio” guidelines involving a numerator defined as Tier 1 capital and a denominator defined as adjusted total assets (as defined by regulation). The bank regulatory agencies have established a 3% minimum Tier 1 leverage ratio applicable only to banks meeting certain specified criteria, including excellent assets quality, high liquidity, low interest rate exposure and the highest regulatory rating. Institutions not meeting these criteria are expected to maintain a ratio which exceeds the 3% minimum, by at least 100 to 200 basis points.

The guidelines also provide that financial institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The bank currently exceeds all required capital ratios. Failure to meet applicable capital guidelines could subject the financial institution to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital and the termination of deposit insurance by the FDIC as well as to the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” as applicable to “undercapitalized” institutions.

“Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. If an “undercapitalized” institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. “Significantly undercapitalized” institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and a cessation of receipt of deposits from correspondence banks. “Critically undercapitalized” institutions may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

Ratio	Minimum Well- Capitalized Ratio	MVB Ratio, Sept. 30, 2004	MVB Ratio, Sept. 30, 2003
Total risk-based capital ratio	10.0%	12.42%	13.29%
Tier 1 risk-based capital ratio	6.00%	11.23%	12.24%
Tier 1 leverage ratio	5.00%	8.28%	8.03%

Federal and State Laws

The bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas.

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposits and accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets and the activities of monetary and fiscal authorities, MVB cannot definitely predict future changes in interest rates, credit availability or deposit levels.

Effect of Environmental Regulation

The bank’s primary exposure to environmental risk is through lending activities. In cases when management believes environmental risk potentially exists, the bank mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination. Commercial real estate parcels that pose higher than normal potential for environmental impact, because of present and past uses of the subject property and adjacent sites normally are required to be environmentally evaluated. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral.

Management reviews residential real estate loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan.

MVB anticipates no material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations.

International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (USA Patriot Act)

The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the “Patriot Act”) was adopted in response to the September 11, 2001 terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion contains statements that refer to future expectations, contain projections of the results of operations or of financial condition, or state other information that is “forward-looking.” “Forward-looking” statements are easily identified by the use of words such as “could,” “anticipate,” “estimate,” “believe,” and similar words that refer to a future outlook. There is always a degree of uncertainty associated with “forward-looking” statements. MVB Financial’s management believes that the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated.

Many factors could cause MVB Financial’s actual results to differ materially from the results contemplated by the forward-looking statements. Some factors, which could negatively affect the results, include:

•	General economic conditions, either nationally or within MVB Financial’s markets, could be less favorable than expected;

•	Changes in market interest rates could affect interest margins and profitability;

•	Competitive pressures could be greater than anticipated;

•	Legal or accounting changes could affect MVB Financial’s results;

•	Adverse changes could occur in the securities and investments markets; and

•	Those risk factors on page 3 of this prospectus.

In Management’s Discussion and Analysis we review and explain the general financial condition and the results of operations for MVB Financial and its subsidiary. We have designed this discussion to assist you in understanding the significant changes in MVB Financial’s financial condition and results of operations. We have used accounting principles generally accepted in the United States to prepare the accompanying consolidated financial statements.

For years prior to 2004, Conley CPA Group, PLLC were responsible for both the internal audit function and for auditing the financial statements. Their independent audit report is included in this prospectus. As a result of The Sarbanes Oxley Act of 2002, the internal and external audit functions must be completed by two different independent accountants. Conley CPA Group, PLLC will continue to perform the semi-annual internal audits. Brown Edwards & Company, L.L.P. will conduct the 2004 examination of their financial statements of MVB Financial and subsidiary.

Statistical Financial Information Regarding MVB Financial

The following September 30, 2004 comparative information below has been derived from MVB Financial Consolidated Financial Statements. Information for all other periods is from MVB’s Financial Statement.

(Dollars in Thousands, except Ratios and Per Share Data)	Nine-months ended September 30		Years ended December 31
	2004	2003	2003	2002
	(Unaudited)
Operating Data
For the period ended:
Total interest income	$4,068	$3,570	$4,852	$4,227
Total interest expense	1,154	1,307	1,702	1,852
Net interest income	2,914	2,263	3,150	2,375
Provision for loan losses	192	161	223	225
Other income	509	351	598	458
Other expense	1,985	1,712	2,348	2,033
Net income (loss)	736	549	781	400
Balance Sheet Data
At period end:
Total assets	$105,342	$93,989	$94,931	$80,977
Investment securities	22,455	26,586	25,073	22,335
Gross loans	75,573	58,273	62,615	48,032
Total deposits	84,988	73,197	75,338	64,904
Stockholders’ equity	8,622	7,563	7,828	7,340
Average Balance Sheet Data
Total assets	$100,572	$90,780	$91,981	$74,597
Investment securities	23,511	25,024	25,220	18,794
Gross loans	67,935	53,425	55,301	42,152
Total deposits	80,199	70,426	76,895	63,310
Stockholders’ equity	8,206	7,525	7,576	5,380
Significant Ratios
Net income to:
Average total assets	.98%	.81%	.85%	.54%
Average stockholders’ equity	11.96	8.67	10.31	7.44
Average stockholders’ equity to average total assets	8.16	8.29	8.24	7.21
Average gross loans to average deposits	84.71	75.86	77.20	72.31
Leverage ratio	8.28	8.03	8.21	8.95
Risk-based capital ratios:
Tier 1 Capital	11.33	12.24	11.98	13.98
Total Capital	12.42	13.29	13.03	14.96
Per Share Data
Net income:
Basic	$.99	$.74	$1.10	$.70
Diluted	.94	.71	1.06	.68
Cash dividends paid	N/A	N/A	N/A	N/A
Book value at end of period	11.68	10.95	11.04	10.37
Weighted-average shares outstanding
Basic	743,060	743,060	708,025	571,068
Diluted	779,570	770,353	735,318	589,138

Monongahela Valley Bank

Average Balances and Analysis of Net Interest Income:

	Nine Months Ended September 2004			Nine Months Ended September 2003
(Dollars in thousands)	Average Balance	Income/ Expense	Average Yield/ Rate	Average Balance	Income/ Expense	Average Yield/ Rate
Securities (1):	$23,511	$619	3.51%	$25,024	$579	3.09%
Loans (2) (3) (4)
Commercial	34,205	1,653	6.44%	24,586	1,252	6.79%
Real estate	20,870	958	6.12%	17,643	881	6.66%
Consumer	12,860	798	8.27%	11,196	770	9.17%
Allowance for loan losses	(749)			(578)

Net Loans	67,186	3,409	6.77%	52,847	2,903	7.32%
Short-term investments:
Interest-bearing deposits	3,941	40	1.35%	6,671	80	1.60%
Federal funds sold	148	1	0.90%	1,043	8	1.02%

Total	4,089	41	1.34%	7,714	88	1.52%

Total earning assets	94,786	4,069	5.72%	85,585	3,570	5.56%
Other assets	5,786			5,195

Total assets	$100,572			$90,780

Interest-bearing deposits:
Savings	$26,770	182	0.91%	$24,102	230	1.27%
Demand	7,471	28	0.50%	6,064	27	0.59%
Time	37,395	796	2.84%	33,232	866	3.47%

Total	71,636	1,006	1.87%	63,398	1,123	2.36%
Borrowings	11,893	148	1.66%	12,469	184	1.97%

Total interest bearing liabilities	83,529	1,154	1.84%	75,867	1,307	2.30%
Noninterest-bearing demand deposits	8,563			7,028
Other liabilities	274			360

Total liabilities	92,366			83,255
Stockholders’ equity	8,206			7,525

Total liabilities and stockholders’ equity	$100,572			$90,780

Interest rate spread		$2,915	3.88%		$2,263	3.26%

Interest income/earning assets			5.72%			5.56%
Interest expense/earning assets			1.62%			2.04%

Net yield on earning assets (net interest margin)			4.10%			3.53%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income through September 2004 were $230 and $188 in 2003.

(3)	For 2004 and 2003 income is computed on a fully tax-equivalent basis assuming tax rates of 40% and 34%.

Monongahela Valley Bank

Average Balances and Analysis of Net Interest Income:

	2003			2002
(Dollars in thousands)	Average Balance	Income/ Expense	Average Yield/ Rate	Average Balance	Income/ Expense	Average Yield/ Rate
Securities (1):	$25,220	$802	3.18%	$18,794	$897	4.77%
Loans (2) (3)
Commercial	25,684	1,722	6.70%	18,459	1,293	7.00%
Real estate	18,083	1,190	6.58%	14,401	1,013	7.03%
Consumer	11,534	1,034	8.96%	9,292	834	8.98%
Allowance for loan losses	(600)			(445)

Net Loans	54,701	3,946	7.21%	41,707	3,140	7.53%
Short-term investments:
Interest-bearing deposits	5,835	94	1.61%	8,272	173	2.09%
Federal funds sold	957	10	1.04%	1,032	16	1.55%

Total	6,792	104	1.53%	9,304	189	2.03%

Total earning assets	86,713	4,852	5.60%	69,805	4,226	6.05%
Other assets	5,268			4,792

Total assets	$91,981			$74,597

Interest-bearing deposits:
Savings	$24,638	296	1.20%	$21,135	443	2.10%
Demand	6,226	35	0.56%	4,938	35	0.71%
Time	33,614	1,127	3.35%	26,659	1,159	4.35%

Total	64,478	1,458	2.26%	52,732	1,637	3.10%
Borrowings	12,417	244	1.97%	10,578	214	2.02%

Total interest bearing liabilities	76,895	1,702	2.21%	63,310	1,851	2.92%
Noninterest-bearing demand deposits	7,178			5,562
Other liabilities	332			345

Total liabilities	84,405			69,217
Stockholders’ equity	7,576			5,380

Total liabilities and stockholders’ equity	$91,981			$74,597

Interest rate spread		$3,150	3.38%		$2,375	3.13%

Interest income/earning assets			5.60%			6.05%
Interest expense/earning assets			1.96%			2.65%

Net yield on earning assets (net interest margin)			3.63%			3.40%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2003 were $243 and $148 in 2002.

(3)	For 2003 and 2002 income is computed on a fully tax-equivalent basis assuming a tax rate of 34% and 30%.

Monongahela Valley Bank

Rate/Volume Analysis of Changes in Interest Income and Expense:

(Dollars in thousands)	2003 vs. 2002 Increase (Decrease) Due to change in:
	Volume(1)	Rate(1)		Net
Interest earning assets:
Loan portfolio:
Commercial	$487	-$	58		$429
Real Estate	246		(69)		177
Consumer	201		(1)		200

Net loans	$934	-$	128		$806
Securities	255		(350)		(95)
Federal funds sold and other	(44)		(42)		(86)

Total interest-earning assets	$1,145	-$	520		$625

Interest-bearing liabilities:
Savings deposits	$13	-$	23	-$	10
Interest-bearing demand deposits	60		(197)		(137)
Time deposits	266		(298)		(32)
Borrowings	36		(6)		30

Total interest-bearing liabilities	$375	-$	524	-$	149

Net interest income	$770		$4		$774

	September 30, 2004 vs. September 30, 2003 Increase (Decrease) Due to change in:
(Dollars in thousands)	Volume(1)	Rate(1)		Net
Interest earning assets:
Loan portfolio:
Commercial	$624	-$	223		$401
Real Estate	203		(126)		77
Consumer	144		(116)		28

Net loans	$971	-$	465		$506
Securities	(49)		89		40
Federal funds sold and other	(48)		1		(47)

Total interest-earning assets	$874	-$	375		$499

Interest-bearing liabilities:
Savings deposits	$31	-$	79	-$	48
Interest-bearing demand deposits	8		(7)		1
Time deposits	134		(204)		(70)
Borrowings	(11)		(25)		(36)

Total interest-bearing liabilities	$162	-$	315	-$	153

Net interest income	$712	-$	60		$652

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Contractual maturities at December 31, 2003

(Dollars in thousands)	U. S. Government Agencies	Municipal securities	Other securities	Total securities
Within one year
Amortized cost	$5,139	$260	$1,017	$6,416
Fair value	$5,110	$261	$966	$6,337
Yield	2.65%	2.64%	3.50%	2.79%
1 to 5 years
Amortized cost	9,026	222	1,199	10,447
Fair value	8,999	222	1,222	10,443
Yield	3.36%	2.64%	4.38%	3.47%
5 to 10 years
Amortized cost	7,325	644	—	7,969
Fair value	7,215	634	—	7,849
Yield	4.51%	4.66%	0.00%	4.52%
Over 10 years
Amortized cost	1	—	443	444
Fair value	1	—	443	444
Yield	4.25%	0.00%	1.25%	1.25%

Total amortized cost	$21,491	$1,126	$2,659	$25,276
Total fair value	$21,325	$1,117	$2,631	$25,073
Total yield	3.61%	3.79%	3.63%	3.68%

Contractual maturities at December 31, 2002

(Dollars in thousands)	U. S. Government Agencies	Municipal securities	Other securities	Total securities
Within one year
Amortized cost	$7,950	$—	$254	$8,204
Fair value	$8,055	$—	$261	$8,316
Yield	3.73%	0.00%	4.93%	3.77%
1 to 5 years
Amortized cost	9,274	—	1,490	10,764
Fair value	9,451	—	1,501	10,952
Yield	4.30%	0.00%	4.86%	4.38%
5 to 10 years
Amortized cost	2,150	—	—	2,150
Fair value	2,163	—	—	2,163
Yield	4.92%	0.00%	0.00%	4.92%
Over 10 years
Amortized cost	655	—	264	919
Fair value	653	—	264	917
Yield	6.51%	0.00%	3.25%	5.56%

Total amortized cost	$20,029	$—	$2,008	$22,037
Total fair value	$20,322	$—	$2,026	$22,348
Total yield	4.21%	0.00%	4.66%	4.25%

The yields on tax exempt obligations have been computed on a tax equivalent basis.

Introduction

The following discussion and analysis of the Consolidated Financial Statements of MVB Financial or MVB is presented to provide insight into management’s assessment of the financial results and operations of MVB Financial. MVB is the sole operating subsidiary of MVB Financial and all comments, unless otherwise noted, are related to the bank. You should read this discussion and analysis in conjunction with the audited Financial Statements and interim Unaudited Consolidated Financial Statements and footnotes and the ratios and statistics contained elsewhere in this Form SB-2.

Application of Critical Accounting Policies

MVB Financial and MVB’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.

The most significant accounting policies followed by the bank are presented in Note 1 to the audited annual financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of homogeneous loans based on historical loss experience and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type in the balance sheet. Note 1 to the financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan Losses section of this financial review.

Summary Financial Results

The bank began operations on January 4, 1999, with the goal of providing community banking to the Marion County, West Virginia market area. By the end of the fifth year of operations December 31, 2003, MVB had reached nearly $95 million in total assets.

MVB earned $781,000 in 2003 compared to $400,000 in 2002. The earnings equated to a return on average assets of .85% and a return on average equity of 10.31%, compared to prior year results of .54% and 7.44%, respectively. Basic earnings per share was $1.10 in 2003 compared to $.70 in 2002. Diluted earnings per share was $1.06 in 2003 compared to $.68 in 2002.

While operating in a challenging interest rate environment, the bank achieved a 5.60% yield on earning assets in 2003 compared to 6.05% in 2002. Despite being located in a very competitive market, loans increased to $62.6 million at December 31, 2003, from $48.0 million at December 31, 2002. The bank has minimal delinquency and no non-accrual loans or other non-performing, classified or renegotiated loans or non-performing assets at December 31, 2003.

Deposits increased to $75.3 million at December 31, 2003, from $64.9 million at December 31, 2002, due to our continual increase in market penetration in the Marion County market. MVB offers an uncomplicated product mix accompanied by a simple fee structure that continues to attract customers at a steady pace. The overall cost of funds for the bank was 1.96% in 2003 compared to 2.65% in 2002. This cost of funds, combined with the earning asset yield, resulted in a net interest margin of 3.63% in 2003 compared to 3.40% in 2002.

The bank maintained a high-quality, short-term investment portfolio during 2003 to provide liquidity in the balance sheet, to fund loan growth, and to pledge against customers accounts. U.S. government agency securities comprised the majority of the bank’s investment portfolio at December 31, 2003 and 2002.

Interest Income and Expense

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as sweep accounts and repurchase agreements and advances from the Federal Home Loan Bank of Pittsburgh. Net interest income remains the primary source of revenue for MVB. Net interest income is impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest bearing demand deposit balances and equity.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by MVB’s balance sheet. As noted above, the net interest margin was 3.63% in 2003 compared to 3.40% in 2002. The net interest margin has grown significantly as a result in the reallocation of assets from investments to loans. To the extent the MVB market area permits, this reallocation will continue. Management’s estimate of the impact of future changes in market interest rates is shown in the section captioned “Interest Rate Risk.”

During 2003, net interest income increased by $750,000 or 31.6% to $3.15 million in 2003 from $2.475 million in 2002. This increase is largely due to the growth in average earning assets, primarily $13.15 million in loans. Average total earning assets were $86.7 million in 2003 compared to $69.8 million in 2002. Average total loans grew to $55.3 million in 2003 from $42.2 million in 2002. Primarily as a result of this growth, total interest income increased by $625,000, or 14.8%, to $4.9 million in 2003 from $4.2 million in 2002. Average interest-bearing liabilities, mainly deposits, likewise increased in 2003 by $13.6 million. Average interest-bearing deposits grew to $64.5 million in 2003 from $52.7 million in 2002. Even though average interest-bearing liabilities increased $13.6 million, total interest expense decreased by $179,000 as a result of a nearly 85 basis point decline in interest cost from 2002 to 2003. Interest expense on deposits for 2003 approximated $1.5 million versus $1.6 million in 2002.

Despite the growth in the volume of earning assets during 2003, the yield on earning assets decreased to 5.60% in 2003 from 6.05% in 2002. This decline was due to the lower interest rate environment as the yield on net loans decreased to 7.21% in 2003, compared to 7.53% in 2002. In addition, MVB’s investment portfolio yield declined significantly during 2003 to 3.18% from 4.77% in 2002 due to the declining interest rate environment in 2003 and 2002 and the short-term nature of the portfolio. This maturity structure is designed to provide funding for loan growth and liquidity needs.

The cost of interest-bearing liabilities decreased to 2.17% in 2003 from 2.67% in 2002. This decline is primarily a result of the lower interest rates paid on deposit products.

Provision for Loan Losses

MVB’s provision for loan losses for 2003 and 2002 were approximately equal, $223,000 in 2003 versus $225,000 in 2002. While outstanding loans increased during 2003, net charge-offs significantly decreased, $37,000 in 2003 compared to $77,000 in 2002.

Being a reasonably new institution, MVB completed its fifth year of operation at the close of 2003, determining the appropriate level of the Allowance for Loan Losses (ALL) requires considerable management judgement. In exercising this judgement, management considers numerous internal and external factors including, but not limited to, portfolio growth, national and local economic condition, trends in the markets served and guidance from the bank’s primary regulators. Management seeks to produce an ALL that is appropriate in the circumstances and that complies with applicable accounting and regulatory standards. Further discussion can be found later in this discussion under “Allowance for Loan Losses.”

Non-Interest Income

Fees related to deposit accounts and cash management accounts represent the significant portion of the bank’s primary non-interest income. The total of non-interest income for 2003 was $597,000 versus $458,000 in 2002. This increase in non-interest income related principally to an increase in deposit account activity and security gains.

Service charges on deposit accounts increased from $243,000 in 2002 to $322,000 in 2003, an increase of 32%. Generally, this increase is the result of increased deposit account activity and an allowable overdraft program, which was implemented July 1, 2003. This program has been very successful and well received by the customers.

Security gains recognized during 2003 totaled $83,000 versus $7,000 in 2002. The bank does not routinely sell securities from the portfolio. During 2003, there was an opportunities to recognize some gains and increase the portfolio yield without significant extension risk. The transactions were executed.

The bank is constantly searching for new non-interest income opportunities that enhance income and provide customer benefits.

Non-Interest Expense

Non-interest Expense was nearly $2.35 million in 2003 versus $2.03 in 2002. Approximately 50 percent of non-interest expense for both years related to personnel costs. Personnel is the lifeblood of every service organization, which is why personnel cost is such a significant part of the expenditure mix. This increase in personnel cost from $1.02 million to $1.14 million represents both salary adjustments for existing staff as well as the addition of 5 staff members, including a commercial lender and a mortgage loan originator. The results of both of these individuals is reflected in the increase in loans over these periods.

Data processing comprised approximately 15.5% of total non-interest expense during these two years, growing from $313,000 in 2002 to $361,000 in 2003. This increase is the result of increasing account and transaction volumes from one year to the next and the conversion to image item processing during 2003. This began MVB’s preparation for “Check 21”, which will become a reality at the end of October 2004.

Legal and accounting fees and shareholder related expenses increased approximately $25,000 in 2003 over 2002 as a result of the formation of MVB Financial.

Income Taxes

Being a reasonably new institution, as described earlier, MVB experienced operating losses in the first two years (1999 and 2000). For Federal income taxes, these operating loss carryforwards were fully used in 2002. Thus the effective tax rate was 30% in 2002, compared to 34% in 2003. For State of West Virginia purposes, the operating loss carryforwards were fully used in 2003.

Return on Equity

MVB’s return on average stockholders’ equity (“ROE”) was 10.31 in 2003, compared to 7.44% in 2002. These improving returns also reflect MVB’s transition from a start-up institution to a more mature banking organization.

The bank is considered well-capitalized under regulatory and industry standards of risk-based capital. See Note 12 of Notes to the audited financial statements included in this prospectus and in the Section titled “Capital Requirements” contained herein.

Overview of Statement of Condition

The MVB balance sheet changed in only a few areas from 2002 to 2003. These differences related principally to a $10.4 million increase in deposits from $64.9 million at December 31, 2002 to $75.3 million by year-end 2003 and $14.6 million increase in gross loans outstanding for these same dates. Loans grew from $48.0 million at year-end 2002 to $62.6 million by December 31, 2003. These areas of growth continue to evidence MVB’s ongoing penetration of the Marion County banking market.

Cash and Cash Equivalents

MVB’s cash and cash equivalents totaled $3.7 million at December 31, 2003, compared to $4.7 million at December 31, 2002, a decrease of $1 million. This decrease resulted from an increase in outstanding loans in 2003 due to continued loan growth in the Marion County market.

Management believes the current balance of cash and cash equivalents adequately serves MVB’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of MVB are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable MVB to meet cash obligations as they come due.

Another area of cash reserves is the portfolio of short-term certificates of deposit in other banks. This portfolio declined from $3.2 million in 2002 to $800,000 in 2003. This portfolio is used to increase yield compared to federal funds sold and was reduced to invest in the growing loan portfolio.

Investment Securities

Investment securities totaled $25.1 million at December 31, 2003, compared to $22.3 million at December 31, 2002. US Government sponsored agency securities comprise the majority of the portfolio.

MVB’s investment securities are primarily classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for MVB in terms of managing the portfolio for liquidity, yield enhancement and interest rate risk management opportunities. At December 31, 2003, the amortized cost of MVB’s investment securities totaled $25.3 million, resulting in unrealized depreciation in the investment portfolio of $203,000.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Investment/Asset and Liability Committee (“IALC”) meetings. The group also monitors net interest income and manages interest rate risk for MVB. Through active balance sheet management and analysis of the investment securities portfolio, MVB maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

MVB’s lending is primarily focused in Marion County, West Virginia with a secondary focus on the adjacent counties in West Virginia. The portfolio consists principally of commercial lending, retail lending, which includes single-family residential mortgages and consumer lending. Loans totaled $62.6 million as of December 31, 2003, compared to $48.0 million at December 31, 2002.

During 2003, MVB experienced loan growth slightly above its average annual growth rate of $12.5 million, when loans grew $14.6 million. While MVB experienced increases in all loan categories during 2003, the significant portion of the growth came in two areas. Commercial loans grew approximately $9.3 million, while adjustable rate residential real estate loans grew $3 million. MVB added an experienced lender in each of these categories early in 2003.

At December 31, 2003, commercial loans represented the largest portion of the portfolio approximating 47.7% of the total loan portfolio. Commercial loans totaled

$29.8 million at December 31, 2003, compared to $20.5 million at December 31, 2002. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Management expects commercial loan demand to continue to be strong in 2004.

Residential real estate loans to MVB’s retail customers (including home equity lines of credit) account for the second largest portion of the loan portfolio, comprising 31.1% of MVB’s total loan portfolio. Residential real estate loans totaled $19.5 million at December 31, 2003, compared to $16.4 million at December 31, 2002. Included in residential real estate loans are home equity credit lines totaling $3.6 million at December 31,2003, compared to $2.6 million at December 31, 2002. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a primary focus of MVB’s lending due to the lower risk factors associated with this type of loan and the opportunity to provide service to those in the Marion County market.

Consumer lending continues to be a part of MVB’s core lending. At December 31, 2003, consumer loan balances totaled $12.5 million compared to $10.4 million at December 31, 2002. The majority of MVB’s consumer loans are in the direct lending area. Management is pleased with the performance and quality of the consumer loan portfolio, which can be attributed to the many years of experience of its consumer lenders. This is another important product necessary to serve the Marion County market.

The following table provides additional information about MVB’s loans:

The following details total loans outstanding as of December 31:

(dollars in thousands)

	2003		2002
	Amount	Percent	Amount	Percent
Commercial and nonresidential real estate	$29,848	47.7%	$20,469	42.6%
Residential real estate	19,454	31.1%	16,421	34.2%
Consumer and other	13,313	21.2%	11,142	23.2%

Gross Loans	$62,615	100.0%	$48,032	100.0%
Less:
Allowance for loan losses	(689)		(503)

Net loans	$61,926		$47,529

Average total loans	$55,301		$42,153
Average allowance for loan losses	(600)		(445)

Average loans, net of allowance	$54,701		$41,708

MVB has no foreign loans.

Loan maturities at December 31, 2003:

(Dollars in thousands)

	Due in One year Or less	Due in One-year Thru Five Years	Due After Five Years	Total
Commercial and nonresidential real estate	$10,384	$18,625	$839	$29,848
Residential real estate	4,070	11,772	3,612	19,454
Consumer and other	4,665	8,272	377	13,314

Total	$19,119	$38,669	$4,828	$62,616

Loan maturities at December 31, 2002:

(Dollars in thousands)

	Due in One year Or less	Due in One year Thru Five Years	Due After Five Years	Total
Commercial and nonresidential real estate	$7,196	$13,000	$273	$20,469
Residential real estate	772	12,864	2,785	16,421
Consumer and other	3,875	7,120	147	11,142

Total	$11,843	$32,984	$3,205	$48,032

The preceding data has been compiled based upon the earlier of either contractual maturity or next repricing date

Loan Concentration

At December 31, 2003, commercial loans comprised the largest component of the loan portfolio. There are very few commercial loans that are not secured by real estate. Such non-real estate secured loans generally are lines of credit secured by accounts receivable. While the loan concentration is in commercial loans, the commercial portfolio is comprised of loans to many different borrowers, in numerous different industries and primarily located in our market area.

Allowance for Loan Losses

Management continually monitors the risk in the loan portfolio through review of the monthly delinquency reports and the Loan Review Committee. The Loan Review Committee is responsible for the determination of the adequacy of the allowance for loan losses. This analysis involves both experience of the portfolio to date and the makeup of the overall portfolio. The allocation among the various components of the loan portfolio and its adequacy is somewhat difficult considering the limited operating history of MVB. Specific loss estimates are derived for individual loans based on specific criteria such as current delinquent status, related deposit account activity, where applicable, local market rumors, which are generally based on some factual information, and changes in the local and national economy. While local market rumors are not measurable or perhaps not readily supportable, historically, this form of information is an indication of a potential problem.

The result of the evaluation of the adequacy at each period presented herein indicated that the allowance for loan losses was considered adequate to absorb losses inherent in the loan portfolio.

MVB incurred net charge-offs of $37,000 in 2003 and $77,000 in 2002. At December 31, 2003 and 2002, MVB had no non-accrual loans, other non-performing assets or other real estate owned. At December 31, 2003 and 2002, MVB had loans more than 30 days past due of 186,000 and 416,000 respectively. MVB provided a provision for loan losses of $223,000 in 2003 and $225,000 in 2002. Net charge-offs during these periods represented .07% and .18% of average loans outstanding in 2003 and 2002, respectively.

Activity in the allowance for loan losses follows:

	2003		2002
Balance, January 1	$503		$354
Provision	223		225
Charge-offs	<72	>	<81	>
Recoveries	35		5

Net charge-offs	37		77

Balance, December 31	$689		$502

Ratio of net charge-offs to average loans outstanding	.06%		.15%

All losses to date have been from the consumer loan portfolio.

The following table reflects the allocation of the allowance for loan losses as of December 31:

(Dollars in Thousands)

Allocation of allowance for loan losses at December 31

	2003		2002
	Amount	Percent	Amount	Percent
Commercial	$364	47.7%	$264	42.6%
Real estate	75	31.1	38	34.2
Consumer	250	21.2	200	23.2

Total	$689	100.0%	$502	100.0%

Non-performing assets consist of loans and leases that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan is returned to accrual status. MVB had no such loans at December 31, 2003 or 2002.

Funding Sources

MVB considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for MVB, totaling $75.3 million, or 86.8% of MVB’s funding sources at December 31, 2003. This same information at December 31, 2002 reflected $64.9 million in deposits representing 88.6% of such funding sources. Cash management accounts, which are available to large corporate customers represented 7.7% and 7.6% of MVB’s funding sources at December 31, 2003 and 2002, respectively. Borrowings from the Federal Home Loan Bank of Pittsburgh for specific purposes represented the remainder of such funding sources.

Management continues to emphasize the development of additional non-interest-bearing deposits as a core funding source for MVB. At December 31, 2003, non-interest-bearing balances totaled $7.2 million compared to $6.1 million at December 31, 2002 or 10.5% and 9.4% respectively.

Interest-bearing deposits totaled $68.2 million at December 31, 2003, compared to $64.9 million at December 31, 2002. On a percentage basis, Certificates of Deposits compose the largest component of MVB’s deposits. Average interest-bearing liabilities totaled $76.9 million during 2003 compared to $63.3 million during 2002. Average non-interest bearing liabilities totaled $7.2 million during 2003 compared to $5.6 million during 2002. Management will continue to emphasize deposit gathering in 2004 by offering outstanding customer service and competitively priced products.

Maturities of Certificates of Deposit $100,000 or More:

(Dollars in Thousands)	2003	2002
Under 3 months	$1,520	$1,049
3 to 12 months	3,225	4,560
Over 12 months	5,331	2,844

Total	$10,076	$8,453

Along with traditional deposits, MVB has access to both short-term and long-term borrowings to fund its operations and investments. MVB’s short-term borrowings consist of corporate deposits held in overnight repurchase agreements and retail funds such as term repurchase agreements. At December 31, 2003, short-term borrowings totaled $6.7 million compared to $5.6 million in 2002. Long-term borrowings consist of advances from the Federal Home Loan Bank of Pittsburgh. At December 31, 2003, long-term borrowings totaled $1.73 million compared to $1.74 million at year-end 2002.

Capital/Stockholders’ Equity

During the year ended December 31, 2003, stockholders’ equity increased approximately $500,000 (or 6.6%) to $7.8 million. This increase resulted primarily from MVB’s $781,000 net income for the year and a decrease in other comprehensive income resulting from a decrease in the market value of the investment portfolio. MVB paid no dividends during 2003 or 2002.

At December 31, 2003, accumulated other comprehensive income <loss> totaled $293,000 loss, a decrease of $386,000 from December 31, 2002. This principally represents net unrealized loss on available-for-sale securities, net of income taxes, at December 31, 2003. Because principally all the investment securities in MVB’s portfolio are classified as available-for-sale, both the investment and equity sections of MVB’s balance sheet are more sensitive to the changing market values of investments than those institutions that classify more of their investment portfolio as “hold to maturity”. Interest rate fluctuations between year end 2002 and 2003 resulted in the change in market value of the portfolio.

MVB has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning MVB’s risk-based capital ratios can be found in Note 12 of the Notes to the Audited Financial Statements. At December 31, 2003, MVB’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. MVB’s risk-based capital ratio of 13.0% at December 31, 2003, is above the well-capitalized standard of 10%. MVB’s Tier 1 capital ratio of 12.0% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2003, was 8.2% and was also above the well-capitalized standard of 6%. Management believes MVB’s capital continues to provide a strong base for profitable growth.

Liquidity and Interest Rate Sensitivity

The objective of MVB’s asset/liability management function is to maintain consistent growth in net interest income within it’s policy guidelines. This objective is accomplished through management of MVB’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

Interest Rate Risk

The most significant market risk resulting from MVB’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. MVB’s Investment/ Asset/ Liability Committee (IALC) is responsible for the overall review and management of the bank’s balance sheets related to the management of interest rate risk. The IALC strives to keep MVB focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

To this end, the IALC has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The IALC relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The IALC places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the IALC is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and what is perceived to be the most likely alternative interest rate forecast. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. If necessary, additional balance sheet strategies are developed and simulations prepared. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, what alternative strategies should be considered. The policy calls for periodic review by the IALC of assumptions used in the modeling.

The IALC believes that it is beneficial to monitor interest rate risk for both the short-and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet will be established. The IALC has determined that the earnings at risk of the bank shall not change more than 10 % from the base case for a 1% shift in interest rates, nor more than 15 % from the base case for a 2% shift in interest rates. MVB is in compliance with this policy as of June 30, 2004. At December 31, 2003, MVB is in compliance with the policy except for the 2% decrease in interest rates. At a 1% Federal Funds rate a 2% decline seems a very unlikely happening. The following table is provided to show the earnings at risk of MVB as of December 31, 2003 and June 30, 2004, the latest date for which information is available.

(Dollars in Thousands)

Immediate Interest Rate Change (one year time frame) (in Basis Points)	Estimated Increase (Decrease) in Net Interest Income December 31, 2003		Estimated Increase (Decrease) in Net Interest Income June 30, 2004
	Amount	Percent	Amount	Percent
+200	$3,963	14.4%	$3,706	-3.2%
+100	3,664	5.8	3,759	-1.8%
Base rate	3,463		3,830
-100	3,190	-7.9	3,830	0%
-200*	$2,773	-19.9%	$3,494	-8.8%

*	considered extremely unlikely since the targeted Fed Funds rate is less than 2% at each period indicated.

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the IALC. Liquidity, as defined by the IALC, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is MVB’s policy to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

The main source of liquidity for MVB comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2003, cash provided by financing activities totaled $13.6 million, while outflows from investing activity totaled $15.0 million. When appropriate, MVB has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB) and national market certificate of deposit issuance programs. These external sources often provide attractive interest rates and flexible maturity dates that enable MVB to match funding with contractual maturity dates of assets. Securities in the investment portfolio are generally classified as available-for-sale and can be utilized as an additional source of liquidity.

Off-Balance Sheet Commitments

MVB has entered into certain agreements that represent off-balance sheet arrangements that could have a significant impact on MVB’s financial statements and could have a significant impact in future periods. Specifically, MVB has entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. Further discussion of these agreements, including the amounts outstanding at December 31, 2003, is included in Note 7 to the financial statements.

Year to Date 2004

As can be seen from the unaudited interim financial statements found beginning on page F-17, 2004 has been good for MVB Financial from both a balance sheet and income statement standpoint.

Since year-end 2003, MVB Financial’s total assets have grown by $10.4 million or $11.3 million since September 30, 2003. In each period comparison noted above, the growth was primarily funded through the growth in deposits with such approximating $9.6 million for the nine-months ended September 30, 2004 and $11.8 million for the twelve months then ended. More importantly than the overall growth in deposits has been the growth in non-interest bearing deposits during these same periods. For the nine months ended September 30, 2004, such deposits grew nearly $2.6 million or 37.0%. For the twelve months then ended the growth was somewhat less at $2.38 million, or 28.7%. During 2004, MVB has continued to emphasize local decisions, quality service and local staff. We believe this is the reason for our continued growth. On the asset side of the balance sheet there are two areas of significant change, both of which are by design. The loan portfolio has grown significantly during both periods being reviewed. In early 2003, MVB hired two new lenders, one for commercial loans and one for mortgage loans. The result of these two additions can be seen in the subsequent period loan growth. For the nine-months ended September 30, 2004, loans grew by nearly $13.0 million, or 20.7%. For the twelve months then ended loans grew by $17.3 million or 29.7%.

The growth of the loan portfolio as described above was funded from three primary sources. First, is the deposit growth previously described. Second is the reduction in the Federal Home Loan Bank balance and federal funds sold. For the nine-month period ended September 30, 2004, this source of funds provided $870,000 and $1.5 million for the twelve months then ended.

The third source of funds and significant balance sheet change relates to the investment portfolio. Except for some replacement of securities necessary for repurchase agreement purposes, no investment securities have been made since September 2003. For the nine-months ended September 30, 2004, the investment portfolio has provided cash flow approximating $2.6 million and $4.1 million for the 12 months then ended.

As can be seen from the Average Balances and Analysis of Net Interest Income for the nine-months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002. MVB’s shift in balance sheet composition as described above has had a significant impact on its net interest margin. This margin has grown from 3.53% for the first nine months of 2003 to 4.10% for the same period of 2004. In fact, the change in composition has resulted in an increase in the yield on earning assets for the two comparative nine-month periods from 5.56% to 5.72% during a time when interest rates were decreasing as can be seen in the decrease in the cost of interest bearing liabilities from 2.30% for the first nine-months of 2003 to 1.84% for this same period in 2004. The net result is a .57% increase in net interest margin.

Other income is approximately $68,000 greater for the first nine months of 2004 versus 2003. This essentially relates to two areas. Security gains of $90,000 were recognized in 2003 versus less than $1,000 in 2004. Service Charges on Deposit Accounts were $124,000 higher in 2004 compared to the comparable 2003 period. This increase relates to an allowable overdraft implemented in the second half of 2003. The customers to whom this service has been made available have been pleased to have a check paid rather than returned, thus saving them the merchant fee for a returned check.

Other expenses for the first nine months of 2004 exceed the same period of 2003 by approximately $230,000. One half of this increase relates to an increase in Salaries and Employee Benefits categories. This increase is the result of staff salary increases and staff additions. Approximately one half of the remaining increase relates to data processing costs. The majority of this increase is due to the conversion to image processing in anticipation of Check 21, which will become law during the fourth quarter of 2004. This change was made during the second half of 2003. Legal and accounting fees are higher in 2004 because of becoming a bank holding company January 1, 2004 and related charges necessitated by the Sarbanes-Oxley Act of 2002.

The effective income tax rate for 2004 is approximately 41% compared to 34% for the first half of 2003. Since MVB is relatively new, the early years produced net operating loss carryforwards. For federal income taxes, these carryforwards were fully utilized in 2002 with the State of West Virginia carryforwards being used completely in 2003. Hence the 2004 tax rate is that which is likely to continue into the future unless there are changes in the various rates by the taxing authorities.

While nothing is certain, it appears that the second half of 2004 performance will be similar to the first half. Balance sheet growth continues as does the balance sheet conversion from securities to loans.

FUTURE OUTLOOK

During the third quarter of 2004, several items of significance have occurred or are underway.

The Board of Directors of MVB Financial declared a 5% stock dividend to shareholders of record July 1, 2004, payable August 15, 2004. This stock dividend has been paid. No fractional shares were issued. All those entitled to receive fractional shares received cash in lieu of such shares at a rate of $13.50 per share.

In addition, the Board of Directors of MVB Financial and MVB determined that MVB should begin to expand its current market area through the establishment of a new office in Harrison County, West Virginia. Harrison County is the county immediately south of Marion County and is economically strong. MVB has signed a letter of intent to lease, with the option to purchase, property located on Johnson Avenue in the

Bridgeport section of Harrison County. Negotiations are currently underway to finalize the described lease.

In addition, architectural proposals have been received and are currently under review. Alternatives related to construction of the branch facility are being evaluated. Cost, as well as proposed construction times will be considered in selecting the best alternative.

While technically a branch office, the management structure for the proposed office is somewhat different than the normal. MVB Financial has organized two wholly-owned second-tier holding companies, known as MVB Marion, Inc. and MVB Harrison, Inc.. Their purpose will be to own MVB. The Board of Directors of these two second-tier holding companies will be responsible for the operations of their respective markets, Marion County and Harrison County. The current members of the Board of Directors of MVB will become the Board of Directors of MVB Marion, Inc. A new Board of Directors is currently being selected for MVB Harrison, Inc. There will be three members of each Board serving on the other Board to ensure each Board has access to the same information.

A President and CEO will be hired for MVB Harrison, Inc. That person will be responsible for the operations of that market area. This person, in consultation with the MVB Financial President, will be responsible for hiring qualified staff, developing market related products and pricing, providing leadership and community involvement.

As with the opening of any new facility, it is anticipated that such will operate at a loss for one or two years, which will have some impact on MVB Financial’s earnings. Current projections indicate a loss from MVB Harrison, Inc. the first year to be less than $200,000, with a near breakeven performance for year 2 and a profit of somewhat more than $100,000 for year 3. It is cautioned that these are early projections and may be subject to change. The Board of Directors of MVB Financial and MVB believe that these results are reasonable expenditures to broaden and diversify the current MVB market area.

MANAGEMENT

Directors of MVB Financial

MVB Financial’s board of directors consists of the following persons, all of whom are also directors of the bank: Barbara L. Alexander, Robert L. Bell, Stephen R. Brooks, Harvey M. Havlichek, James R. Martin, Dr. Saad Mossallati, Leonard W. Nossokoff, J. Christopher Pallotta, Nitesh S. Patel, Louis W. Spatafore, Richard L. Toothman, Dr. Michael F. Trent, Dr. James E. Valentine, and Samuel J. Warash.

There have been no transactions between MVB Financial and any of its directors, officers, principal shareholders, and their associates, although the bank has had transactions with directors and officers in the normal course of business. See Certain Transactions With Directors, Officers and Associates. No fees have been paid to MVB Financial’s directors as such by either MVB Financial or the bank. See Compensation Directors & Executive Officer.

Officers of MVB Financial

The principal officers of MVB Financial are: James E. Valentine, Chairman of the Board, James R. Martin, President, and Judith A. Merico, Secretary. Each of these individuals is an officer of the bank.

MVB Financial has paid no compensation, direct or indirect, to any officer, and management has no present intention of instituting any such compensation. In the event that substantial duties unrelated to the operation of the bank should develop, this policy will be re-examined as necessary to attract and retain qualified directors and officers.

Directors and Executive Officers MVB Financial

The directors and executive officers of MVB Financial are:

Directors	Age as of Sept 30, 2004	Director and/or Officer Since*	Principal Occupation During the Last Five Years
Barbara L. Alexander 250 Lakewood Center Morgantown, WV 26501	47	1999	Owner/Broker – Howard Hanna/Premier Properties by Barbara Alexander, LLC; Member of Board of Directors of MVB

Robert L. Bell 333 Baldwin Street Morgantown, WV 26505	69	1999	Commissioner – Monongalia County Commission, West Virginia; Member of Board of Directors of MVB

Stephen R. Brooks 1009 Greystone Circle Morgantown, WV 26508	56	1999	Attorney – Flaherty, Sensabaugh & Bonasso; Previously Attorney – Furbee, Amos, Webb & Critchfield; Member of Board of Directors of MVB

Harvey M. Havlichek PO Box 42 Colfax, WV 26566	55	1999	President – Adams Office Supply & Novelty Company, Inc.; Member of Board of Directors of MVB

James R. Martin 911 Henry Drive Fairmont, WV 26554	57	1999	President and Chief Executive Officer – The Monongahela Valley Bank, Inc. & MVB Financial Corp.

Dr. Saad Mossallati 200 Route 98 West, Suite 107 Nutter Fork, WV 26301	55	1999	Vascular Surgeon; Member of Board of Directors of MVB

Leonard W. Nossokoff 498 Canyon Road Morgantown, WV 26508	65	1999	Owner – Giant Eagle Supermarket; Member of Board of Directors of MVB

J. Christopher Pallotta 8 Bel Manor Drive Fairmont, WV 26554	55	1999	President – Bond Insurance Company; Member of Board of Directors of MVB

Nitesh S. Patel 7003 Carriage Lane Fairmont, WV 26554	40	1999	President and Chief Executive Officer – D.N. American, Inc.; Member of Board of Directors of MVB

Louis W. Spatafore 14 Regency Drive Fairmont, WV 26554	47	1999	President and General Manager – Friendly Furniture Galleries, Inc.; Member of Board of Directors of MVB

Richard L. Toothman 6 Pheasant Drive Fairmont, WV 26554	63	1999	Broker and Owner – Toothman Realty; Member of Board of Directors of MVB

Dr. Michael F. Trent 1821 Martha Avenue Fairmont, WV 26554	55	1999	Dentist; Member of Board of Directors of MVB

Dr. James E. Valentine 907 Gaston Avenue Fairmont, WV 26554	67	1999	Orthodontist; Member of Board of Directors of MVB

Samuel L. Warash 1639 Otlahurst Drive Fairmont, WV 26554	55	1999	President – S.J. Warash & Co., Inc.; Member of Board of Directors of MVB

Directors	Age as of Sept 30, 2004	Director and/or Officer Since*	Principal Occupation During the Last Five Years
Delbert L. Phillips 2245 Maple Drive Fairmont, WV 26554	60	1999	Senior Vice President, Senior Lending Officer – The Monongahela Valley Bank, Inc.; Member of Board of Directors of MVB

Eric L. Tichenor 512 Black Cherry Drive Fairmont, WV 26554	36	1999	Vice President and Cashier – The Monongahela Valley Bank, Inc.; Member of Board of Directors of MVB

*	All directors’ terms expire annually.

There are no family relationships among MVB directors and executive officers. None of those identified as directors or executive officers of MFB Financial or the bank is involved in any legal proceedings that would require disclosure in this document.

Executive Compensation

No compensation is paid for serving as a member of the board of directors of MVB Financial. Members of the Board of Directors of MVB receive a fee of $300.00 for each meeting attended.

No officer or employee had total annual salary and bonus exceeding $100,000. Prior to 2004. MVB Financial had no bonus compensation plan. The employee benefit plans of MVB Financial include a 401K salary deferral plan, pension plan and a stock option plan. There are no employment contracts in place.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARS (#)		All Other ($) Compensation (2)
James R. Martin, President and Chief Executive Officer	2003 2002 2001	$ $ $	90,000 84,000 80,000	0 0 0	None None None	0 0 1,500	[1]	$ $ $	900 840 800

[1]	Awarded a stock purchase option for the right to purchase 1,500 shares of MVB Financial’s common stock at $11 per share, the market value at the time the option was granted under the 2000 Stock Incentive Plan. The award is structured in a manner that 25% of the total becomes available for purchase as of January 1, 2002, 2003, 2004 and 2005. No option has been exercised. The options expire September 17, 2011.

[2]	Represents employer matching of employee’s 401k salary deferral.

The bank’s retirement plan is The West Virginia Bankers’ Association Retirement Plan for Employees of Member Banks. This is a defined benefit plan under which benefits are determined based on an employee’s average annual compensation for any five consecutive full calendar years of service, which produce the highest average. An employee is any person who is regularly employed on a full-time basis. Directors who are not also employees are not eligible to participate in this plan. An employee becomes eligible to participate in the plan upon completion of at least one year of service with a minimum of 1,000 hours worked and attainment of age 21.

Normal retirement is at age 65 with the accrued monthly benefit determined on actual date of retirement. An employee may take early retirement from age 60 and the accrued monthly benefit as of the normal retirement date is actuarially reduced. Compensation covered by the pension plan is based upon actual W-2 pay.

As of December 31, 2003, the current credited years of service and projected estimated annual benefit under the pension plan (assuming that he continues employment, the plan is not terminated or amended, current compensation increases under the plan’s assumptions and that the maximum compensation allowed under the Code does not exceed $150,000) for the following officer is:

Name	Current Service	Projected Annual Pension
James R. Martin	Six Years	$22,404

The Internal Revenue Code disallows deduction of compensation exceeding $1,000,000 for certain executive compensation. The Human Resources Committee has not adopted a policy in this regard because none of MVB Financial’s executives received compensation approaching the $1,000,000 level.

Stock Option Plan

On April 18, 2000, the company’s shareholders approved the 2000 Stock Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain executive, managerial and other key employees, motivate participating employees to achieve long-range goals, provide incentive compensation opportunities competitive with other major financial institutions, and to connect the interests of employees participating in the Plan with MVB Financial’s other stockholders through incentive compensation based on the company’s stock value thereby promoting the long-term financial interests of the company and all its stockholders. After MVB Financial was formed, the Plan was amended to substitute MVB Financial Corp stock for MVB stock and rename the plan “MVB Financial Corp. 2003 Stock Incentive Plan”. An aggregate of 55,125 shares of the company’s capital stock, par value One Dollar ($1.00), adjusted for the 5% stock dividends effective June 1, 2001 and August 15, 2004 have been reserved for issuance pursuant to the Plan.

Adjusted for the above noted stock dividend, 40,829 shares remain outstanding for exercise. Options for 14,296 shares remain available for granting under the Plan.

The board of directors of MVB Financial believes that the successful implementation of it’s business strategy will depend upon attracting and retaining able executives, managers and other key employees. The Plan provides that the Human Resources committee appointed by the board of directors of MVB Financial will have the flexibility to grant stock options, merit awards, and rights to acquire stock through purchase under a stock purchase program.

There have been no options granted during 2002, 2003 or through October 31, 2004 to any executive officer.

Aggregated Option/Exercises in Last Fiscal Year and Fiscal Year-End Options/Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End [1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Martin	0	$0	9,000	375	$22,680	$750

[1]	Represents the difference between the option price and price paid for MVB Financial common stock for the last transaction in 2003. The date of the transaction was December 30, 2003, at a price of $13.00.

None of the options granted to Mr. Martin that are exercisable have been exercised.

The board of directors of the bank has purchased Bank Owned Life Insurance (BOLI) on the lives of four staff members, including President Martin. The purpose of the BOLI plan is to provide the funds necessary to replace the staff member(s) due to unanticipated death. These funds are to aid in locating succession management. As an inducement to retain these individuals until normal retirement, the plan provides for the sharing of the death benefit with their designated beneficiaries from the BOLI plan. The policies are for $250,000 each, with $100,000 of the death benefit being assigned to the designated beneficiary. The bank is the owner of the policies and retains a 100% interest in the cash surrender value of the policies. There are no other benefits to the insured or their beneficiaries under the BOLI plan.

Certain Transactions With Directors, Officers and Associates

The bank has had and expects to continue to have loan transactions in the ordinary course of business with directors, officers, principal shareholders and their associates. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2003, Directors Mossallati, Patel and Valentine and/or their related interests were indebted to the bank in excess of ten percent of the equity capital accounts of the bank. As required the maximum amount of such indebtedness in 2003 and as of September 30, 2004, the latest practicable date, is detailed below:

	Maximum Indebtedness During 2003		Outstanding Balance as of September 30, 2004
Director	Amount	Percent of December 31, 2003 Equity Capital	Amount	Percent of Sept. 30, 2004 Equity Capital
Saad Mossallati*	$1,606,000	20.5	$1,534,000	17.8
Richard L. Toothman	$1,182,000	15.1	$966,000	11.2
Dr. James E. Valentine	$955,000	12.2	$858 000	10.0

*	This loan secured by over $500,000 of readily marketable securities in addition to commercial real estate, the value of which far exceeds the loan balance.

The aggregate extensions of credit to directors and executive officers exceeded 41.0 percent of the average equity capital accounts of the bank for 2003. The highest aggregate outstanding loans to this group during 2003 occurred in December and totaled $ 4,898,000, which represented 62.6% of the December 31, 2003 equity capital. During 2004, until September 30, the highest aggregate outstanding loans to this group occurred during March 2004 and totaled $ 5,545,000, which represented 64.3% of the September 30, 2004 equity capital.

All of these transactions were originated and remain on substantially the same terms, including interest rates, collateral and repayment terms as those prevailing at the time for comparable transactions with unaffiliated persons, and in the opinion of the management of the bank, did not involve more than the normal risk of collectibility or present other unfavorable features.

Principal Holders of Voting Securities

The following shareholder currently beneficially owns or has the right to acquire shares that would result in ownership of more than 5% of MVB Financial’s common stock as of August 30, 2004:

Name of Beneficial Owner	As of August 31, 2004 Amount and Nature of Beneficial Ownership		Percent of Common Stock (1)
Saad Mossallati 200 Route 98 West, Suite 107 Nutter Fort, WV 26301	56,552	*	7.51%

*	Includes 30,747 shares held in name of daughter and 282 shares held in the name of wife.

(1)	The MVB Financial Corp. directors and non-board member executive officers of MVB own or have the right to acquire within 60 days 288,411 shares of MVB Financial common stock, which is 37.75% percent of the related shares.

Ownership of Securities By Directors and Executive Officers

As of September 30, 2004, ownership by directors and executive officers in MVB Financial was:

Directors	Amount and Nature of Beneficial Ownership		Percent of Common Stock (7)
Barbara Alexander	3,903	(1,3)	.52
Robert L. Bell	15,527	(1,3)	2.06
Stephen R. Brooks	4,018 181 1,301	(1,3) (2,4) (5)	.53 .02 .17
Harvey M. Havlichek	5,424 7,900	(1,3) (2,4)	.72 1.05
James R. Martin	33,220 2,625	(1,3,6) (5)	4.41 .35
Dr. Saad Mossallati	25,543 31,009	(1,3) (5)	3.39 4.12
Leonard W. Nossokoff	1,225 36,190	(1,3) (2,4)	.16 4.81
J. Christopher Pallotta	8,513 7,582	(1,3) (2,4)	1.13 1.01
Nitesh S. Patel	14,903 1,960	(1,3) (5)	1.98 .26
Louis W. Spatafore	7,365 217 740	(1,3) (2,4) (5)	.98 .03 .10
Richard L. Toothman	703 6,232	(1,3) (2,4)	.09 .83
Dr. Michael F. Trent	2,474 12,038	(1,3) (2,4)	.33 1.60
Dr. James E. Valentine	30,430	(1,3)	4.04

Samuel J. Warash	9,845	(1,3)	1.31

271,068

(1)	Indicates sole voting power

(2)	Indicates shared voting power

(3)	Indicates sole investment power

(4)	Indicates shared investment power

(5)	Indicates indirect ownership by spouse or minor children

(6)	Includes 9,450 shares, which may be acquired by Martin within 60 days through the exercise of options.

(7)	Calculations include the 743,091 shares currently outstanding and 9,450 shares which may be acquired by Martin within 60 days through the exercise of options, for a total of 752,541 shares.

Note: The non-director executive officers of MVB own or may acquire within 60 days a total of 17,343 shares.

DESCRIPTION OF MVB FINANCIAL’S COMMON STOCK

General Rights

The articles of incorporation and bylaws of the company govern the holding company’s shareholders. The company’s shareholders have the following rights:

•	Holders of company common stock are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.

Dividends and Dividend Rights

MVB Financial’s stockholders are entitled to receive dividends when and as declared by the Boards of director, subject to various regulatory restrictions. Dividends by MVB Financial are dependent on the ability of MVB to pay dividends to MVB Financial. Dividends of MVB are subject to the restrictions contained in W.Va. code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. MVB has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

MVB Financial’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.

Voting Rights

All voting rights with respect to MVB Financial will be vested in the holders of MVB Financial’s common stock. In the election of directors, the shareholders of MVB Financial have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights

The holders of common stock of MVB Financial have no preemptive rights to subscribe to any additional securities which MVB Financial may issue. If MVB Financial should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.

Indemnification

Directors and officers of MVB Financial or persons serving at the request of MVB Financial as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Anti-takeover Provisions

MVB Financial’s board of directors recently approved amendments to the company’s articles of incorporation and bylaws to add anti-takeover provisions. The amendments to the articles of incorporation are subject to shareholder approval which the company will seek at its annual meeting of shareholders in April 2005. If the amendments to the articles of incorporation are approved, MVB Financial’s articles of incorporation and bylaws will contain the following anti-takeover provisions.

•	Staggered Directors’ Terms. The directors of MVB Financial would be elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of MVB Financial’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt MVB Financial’s management.

•	75% Vote Required to Remove Directors. MVB Financial’s articles of incorporation and bylaws would provide that holders of at least 75% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in MVB Financial’s articles and bylaws would make it more difficult for a third party to fill vacancies created by removal with its own nominees.

•	MVB Financial’s Articles of Incorporation Would Contain Supermajority Provisions. The supermajority provisions in MVB Financial’s articles of incorporation and bylaws would provide that the affirmative vote of the holders of at least 75% of the outstanding shares of the voting stock of MVB Financial would be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and business combinations by unsolicited and unapproved third parties.

•	MVB Financial’s articles would also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of MVB Financial’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•	Fair Price Provision. MVB Financial’s articles of incorporation would contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 75% of MVB Financial’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of MVB Financial’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of MVB Financial’s board of directors are given, the normal requirements of West Virginia law would apply.

An “interested shareholder” is any person, other than MVB Financial or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of MVB Financial’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. A “disinterested director” is any member of the board of directors of MVB Financial who is not affiliated with an interested shareholder and who was a director of MVB Financial prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.

Advantages of MVB Financial’s Proposed Antitakeover Provisions

The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of MVB Financial. The purpose of these provisions is to discourage and to insulate MVB Financial against hostile takeover efforts which MVB Financial’s board of directors might determine are not in the best interests of MVB Financial and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.

Disadvantages of MVB Financial’s Antitakeover Provisions

The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a majority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.

Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.

PLAN OF DISTRIBUTION

MVB Financial will offer shares of its common stock to the public primarily through sales made by its directors, officers and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No MVB Financial or MVB director, consultant, officer or employee will receive any additional compensation for assisting with the sale of MVB Financial’s common stock. The expenses of the offering are estimated to be $57,200, including legal, accounting, printing and postage expenses. MVB Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to MVB Financial.

EXPERTS

Conley CPA Group, PLLC., independent auditors, have audited our consolidated financial statements at December 31, 2003, and 2002, and for the years then ended, and for the years ended December 31, 2003 and 2002 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Conley CPA Group, PLLC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission’s Regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. MVB Financial has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

INDEX TO FINANCIAL STATEMENTS

Independent Auditor’s Report	F-2

Balance Sheet as of December 31, 2003 and 2002	F-3

Statements of Income for the Years Ended December 31, 2003 and 2002	F-4

Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2003 and 2002	F-5

Statements of Cash Flows for the Years Ended December 31, 2003 and 2002	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Interim Consolidated Financial Statements as of September 30, 2004

Consolidated Balance Sheet as of September 30, 2004 (Unaudited) and December 31, 2003	F-17

Consolidated Statements of Income for the Nine Months Ended September 30, 2004 and 2003 and for the Three Months Ended September 30, 2004 and 2003 (Unaudited)	F-18

Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2004 and 2003 (Unaudited)	F-19

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 (Unaudited)	F-20

Notes to Consolidated Financial Statements (Unaudited)	F-21

REPORT OF INDEPENDENT AUDITORS

[Conley CPA Group, PLLC]

To the Board of Directors

The Monongahela Valley Bank, Inc.

Fairmont, West Virginia

We have audited the accompanying balance sheets of The Monongahela Valley Bank, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31,2003 and 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Monongahela Valley Bank, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    Conley CPA Group, PLLC

Fairmont, West Virginia

January 30, 2004

The Monongahela Valley Bank, Inc.

Balance Sheet as of December 31, 2003 and 2002

	2003	2002
ASSETS
Cash and due from banks	$2,018,336	$2,145,330
Interest bearing balances - FHLB	1,159,093	1,511,087
Federal funds sold	548,000	1,039,000
Certificates of deposit in other banks	797,000	3,185,015
Investment Securities: (Note 2)
Securities held-to-maturity, at cost	1,322,653	455,488
Securities available-for-sale, at approximate market value	23,750,283	21,879,457
Loans: (Note 3)	62,615,469	48,032,008
Less: Allowance for loan losses	(688,799)	(502,570)

Net Loans	61,926,670	47,529,438

Bank premises, furniture and equipment (Note 4)	1,671,484	1,733,050
Accrued interest receivable and other assets	1,737,357	1,499,403

TOTAL ASSETS	$94,930,876	$80,977,268

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits: (Note 5)
Non-interest bearing	$7,155,243	$6,078,535
Interest bearing	68,182,788	58,825,128

Total Deposits	75,338,031	64,903,663
Accrued interest, taxes, and other liabilities	261,142	392,856
Securities sold under agreements to repurchase (Note 6)	6,724,601	5,596,695
Federal Home Loan Bank borrowings (Note 6)	4,778,918	2,743,806

Total Liabilities	87,102,692	73,637,020

STOCKHOLDERS’ EQUITY
Common stock, par value $1; 1,000,000 shares authorized; 708,025 shares issued and outstanding	708,025	708,025
Additional paid-in capital	6,537,060	6,537,060
Retained earnings (deficit) (Note 12)	741,945	(39,377)
Accumulated other comprehensive income	(158,846)	134,540

Total Stockholders’ Equity	7,828,184	7,340,248

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$94,930,876	$80,977,268

The Monongahela Valley Bank, Inc.

Statements of Income for the Years Ended December 31, 2003 and 2002

	Years Ended December 31
	2003	2002
INTEREST INCOME
Interest and fees on loans	$3,946,259	$3,140,240
Interest on deposits with other banks	93,827	173,386
Interest on federal funds sold	9,970	16,425
Investment securities - taxable	801,819	897,017

	4,851,875	4,227,068
INTEREST EXPENSE
Interest on deposits and borrowed funds	1,701,786	1,851,557

NET INTEREST INCOME	3,150,089	2,375,511
Provision for loan losses	222,765	224,795

Net interest income after provision for loan losses	2,927,324	2,150,716

OTHER INCOME
Service charges on deposit accounts	329,798	270,300
Commissions from investment services	1,771	36,565
Other operating income	183,162	143,993
Gain on sale of securities	82,739	6,827

	597,470	457,685

OTHER EXPENSES
Salaries and employee benefits	1,141,576	1,018,912
Occupancy expense	131,587	122,523
Equipment rentals, depreciation, and maintenance	163,470	151,466
Data processing	360,925	313,248
Postage	59,204	48,103
Telephone	18,337	12,944
Advertising	40,533	37,640
Credit investigations and other loan related expenses	30,976	25,117
Stationery and printing	58,439	57,684
Legal and accounting fees	68,039	44,002
FDIC and state assessment	25,881	25,588
Business franchise tax	35,200	16,250
Business & Occupation tax	29,950	23,600
Correspondent service charges	35,423	36,319
Other operating expenses	148,052	99,357

	2,347,592	2,032,753

Income Before Income Taxes	1,177,202	575,648
Income Taxes (Note 8)	395,880	175,400

NET INCOME	$781,322	$400,248

Basic earnings per share	$1.10	$.70
Diluted earnings per share	$1.06	$.68
Basic weighted- average shares outstanding	708,025	571,068
Diluted weighted- average shares outstanding	735,318	589,138

The Monongahela Valley Bank, Inc.

Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(loss)	Total Stockholders’ Equity
Balance, December 31, 2001	$543,677	$4,652,881	($439,625)	$41,585	$4,798,518
Issuance of common stock	164,348	1,884,179			2,048,527
Net Income			400,248		400,248
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				116,500	116,500
Minimum pension liability adjustment - net of tax effect				(23,545)	(23,545)

Total Comprehensive Income					493,203

Balance, December 31, 2002	708,025	6,537,060	(39,377)	134,540	7,340,248
Net Income			781,322		781,322
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				(342,687)	(342,687)
Minimum pension liability adjustment - net of tax effect				49,301	49,301

Total Comprehensive Income					487,936

Balance, December 31, 2003	$708,025	$6,537,060	$741,945	($158,846)	$7,828,184

The notes to financial statements are an integral part of these statements.

The Monongahela Valley Bank, Inc.

Statements of Cash Flows for the

Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES
Net Income	$781,322	$400,248
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) on sale of available- for- sale securities	(82,739)	(6,827)
Provision for loan losses	222,765	224,795
Depreciation	133,634	126,852
Amortization, net of accretion	406,581	220,675
Deferred income taxes	1,880	127,400
(Increase) in interest receivable and other assets	(147,636)	(1,147,701)
(Decrease)/increase in accrued interest, taxes, and other liabilities	(16,560)	75,916

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,299,247	21,358

INVESTING ACTIVITIES
(Increase) in loans, net	(14,619,997)	(13,033,367)
Purchases of premises and equipment	(72,068)	(60,740)
Purchases of investment securities available-for-sale	(25,207,085)	(15,927,933)
Decrease in deposits with Federal Home Loan Bank, net	351,994	3,246,478
Decrease/(increase) in federal funds sold	491,000	(14,000)
Purchases of certificates of deposit with other banks	(697,000)	(5,270,000)
Proceeds from maturity of certificates of deposit with other banks	3,085,015	4,674,000
Proceeds from sales, maturities and calls of securities available-for-sale	21,386,350	11,406,872
Proceeds from maturities and calls of securities held-to-maturity	258,164	262,818

NET CASH (USED IN) INVESTING ACTIVITIES	(15,023,627)	(14,715,872)

FINANCING ACTIVITIES
Net increase in deposits	10,434,368	15,194,088
Net increase/(decrease) in repurchase agreements	1,127,906	(2,935,574)
Net increase in Federal Home Loan Bank borrowings	2,035,112	743,806
Issuance of common stock	0	2,048,527

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,597,386	15,050,847

(Decrease)/increase in cash and cash equivalents	(126,994)	356,333
Cash and cash equivalents at beginning of year	2,145,330	1,788,997

Cash and cash equivalents at end of year	$2,018,336	$2,145,330

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Monongahela Valley Bank, Inc. provides banking services to the domestic market with the primary market area being Marion County, West Virginia. To a large extent, the operations of the Bank, such as loan portfolio management and deposit growth, are directly affected by the market area economy.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, such as the allowance for loan losses, are based upon known facts and circumstances. Estimates are revised by management in the period such facts and circumstances change.

Investment Securities

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts computed by the interest method from purchase date to maturity. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale, net of the deferred income tax effect, are recognized as direct increases or decreases in stockholders’ equity. Cost of securities sold is recognized using the specific identification method.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized as income on daily balances of the principal amount outstanding, calculated using the simple interest method. The allowance for loan losses is established through a provision for loan losses when management believes the collectibility of principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience. Evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay. Accrual of interest is discontinued on an impaired loan when management believes, after considering economic and business conditions and collection efforts, the borrowers’ financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent of cash payments received.

Loan Origination Fees and Costs

Certain loan fees and direct loan costs are primarily being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield.

Bank Premises, Furniture and Equipment

Bank premises, furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed for financial reporting by the straight-line-method based on the estimated useful lives of assets.

Foreclosed Assets Held for Resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at the lower of the loan balance or at fair market value of the property. Properties carried in foreclosed assets held for resale are assessed periodically for decline in market value, and provisions for losses are charged to income as required.

Income Taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to accretion of discounts on investment securities, provision for loan losses, minimum pension liability, and differences between book and tax methods of depreciation.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC

December 31, 2003

Net Income Per Common Share

Net income per common share includes any dilutive effects of stock options, and is computed by dividing net income by the average number of common shares outstanding during the period, adjusted for the dilutive effect of options under The Bank’s 2000 Stock Incentive Plan.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and deposits in other banks. The Monongahela Valley Bank, Inc. paid income taxes of $393,918 and $0 for the years ended December 31, 2003, and 2002, respectively. The Bank made no transfers of loans to foreclosed assets held for resale during these years. Payments of interest did not vary materially from interest reported on the statements of income for 2003 or 2002.

NOTE 2. INVESTMENT SECURITIES

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2003, including gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$196,383	$8,158	$—	$204,541
Municipal securities	126,270	4,112	(13,435)	1,116,947

	$1,322,653	$12,270	$(13,435)	$1,321,488

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2002, including gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$455,488	$13,477	$—	$468,965

	$455,488	$13,477	$—	$468,965

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2003 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$9,032,238	$53,905	$(119,846)	$8,966,297
Mortgage-backed securities	12,262,093	24,887	(133,129)	12,153,851
Corporate securities	2,216,473	26,821	(55,859)	2,187,435
Federal Home Loan Bank stock	442,700	—	—	442,700

	$23,953,504	$105,613	$(308,834)	$23,750,283

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2002 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$6,915,561	$133,520	$(1,891)	$7,047,190
Mortgage-backed securities	12,657,541	156,738	(8,422)	12,805,857
Corporate securities	1,744,538	24,392	(6,820)	1,762,110
Federal Home Loan Bank stock	264,300	—	—	264,300

	$21,581,940	$314,650	$(17,133)	$21,879,457

The following tables summarize amortized cost and approximate market values of securities by maturity:

	December 31, 2003
	Held to Maturity		Available for sale
	Amortized Cost	Approximate Market Value	Amortized Cost	Approximate Market Value
Within one year	$365,997	$371,348	$6,049,926	$5,965,461
After one year, but within five	308,722	311,878	10,139,268	10,130,917
After five years, but within ten	647,859	638,185	7,321,093	7,210,700
After ten Years	75	77	443,217	443,205

Total	$1,322,653	$1,321,488	$23,953,504	$23,750,283

	December 31, 2002
	Held to Maturity		Available for sale
	Amortized Cost	Approximate Market Value	Amortized Cost	Approximate Market Value
Within one year	$217,701	$224,142	$7,986,863	$8,092,337
After one year, but within five	220,349	226,870	10,543,526	10,725,231
After five years, but within ten	16,800	17,297	2,133,119	2,145,298
After ten Years	638	656	918,432	916,591

Total	$455,488	$468,965	$21,581,940	$21,879,457

Investment securities with a carrying value of $7,669,601 and $6,382,562 at December 31, 2003 and 2002, respectively, were pledged to secure public funds and repurchase agreements.

The Company’s investment portfolio includes several securities that are in an unrealized loss position as of December 31, 2003, the details of which are included in the following table. Although these securities, if sold at December 31, 2003 would result in a pretax loss of $322,269, the Company has no intent to sell the applicable securities at such market values, and maintains the Company has the ability to hold these securities until all principal has been recovered. Declines in the market values of these securities can be traced to general market conditions which reflect the prospect for the economy as a whole. When determining other-than-temporary impairment on securities, the Company considers such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, the time frame securities have been in an unrealized loss position, the Company’s ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency, and whether or not the financial condition of the security issuer has severely deteriorated. As of December 31, 2003, the Company considers all securities with unrealized loss positions to be temporarily impaired, and consequently, does not believe the Company will sustain any material realized losses as a result of the current temporary decline in market value.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

The following table discloses investments in an unrealized loss position that are not other than temporarily impaired: At December 31, 2003, total temporary impairment totalled $322,269.

Description and number of positions	Less than 12 months		12 months or more
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agencies (27)	$6,197,806	$(119,846)	$—	$—
Mortgage-backed securities (49)	10,095,084	(130,082)	—	—
Corporate securities (7)	1,361,622	(55,859)	191,943	(3,047)
Municipal securities (5)	558,997	(13,435)	—	—

	$18,213,509	$(319,222)	$191,943	$(3,047)

NOTE 3. LOANS

The components of loans in the balance sheet at December 31, were as follows:

	2003	2002
Commercial and non-residential real estate	$29,847,988	$20,468,738
Residential real estate	19,453,879	16,420,846
Consumer and other	13,313,602	11,142,424

	$62,615,469	$48,032,008

Changes in the allowance for possible loan losses were as follows for the years ended December 31:

	2003	2002
Balance at beginning of period	$502,570	$354,403
Losses charged to allowance	(71,710)	(81,348)
Recoveries credited to allowance	35,174	4,720
Provision for possible loan losses	222,765	224,795

Balance at end of period	$688,799	$502,570

Impaired loans are accounted for in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans, as amended by Statement of Financial Accounting Standards No. 118. The Bank considers a loan impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

As of December 31, 2003 and 2002, the Bank had no impaired loans.

NOTE 4. BANK PREMISES, FURNITURE AND EQUIPMENT

Bank premises, furniture and equipment at December 31, were as follows:

	2003	2002
Bank Premises	$1,484,571	$1,482,581
Equipment, furniture and fixtures	750,901	684,690

	2,235,472	2,167,271
Allowance for depreciation	(563,988)	(434,221)

	$1,671,484	$1,733,050

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

NOTE 5. DEPOSITS

Deposits at December 31, were as follows:

	2003	2002
Demand deposits of individuals, partnerships, and corporations
Interest bearing	$6,765,190	$5,687,857
Non-interest bearing	6,331,448	5,420,665
Time and savings deposits of individuals, partnerships and corporations	60,378,515	52,108,678
Deposits of states and political subdivisions	1,409,015	1,289,465
Certified and official checks	453,863	396,998

Total Domestic Deposits	$75,338,031	$64,903,663

Time deposits of over $100,000 included above	$10,076,044	$8,453,256

Maturities of certificates of deposit at December 31, 2003 were as follows:

2004	$14,999,906
2005	6,689,067
2006	4,106,348
2007	3,127,191
2008	2,500,160

Total	$31,422,672

NOTE 6. BORROWED FUNDS

The Bank is a party to repurchase agreements with certain customers. These accounts function as sweep accounts. As of December 31, 2003 and 2002, the Bank had repurchase agreements of $6,724,601 and $5,596,695.

The Bank is a member of the Federal Home Loan Bank (“FHLB”) of Pittsburgh, Pennsylvania. The FHLB borrowings are secured by a blanket lien by the FHLB on certain residential mortgage loans or securities with a market value at least equal to the outstanding balances. The remaining maximum borrowing capacity with the FHLB at December 31, 2003 was approximately $28,229,082. At December 31, 2003 and 2002 the Bank had borrowed $4,778,918 and $2,743,806.

Borrowings from the FHLB as of December 31 were as follows:

	2003	2002
Fixed interest rate note, originating April 1999, due April 2014, interest of 5.405% is payable monthly.	$1,000,000	$1,000,000
Fixed interest rate note, originating February 2001, due February 2004, interest of 5.38% is payable quarterly.	1,000,000	1,000,000
Fixed interest rate note, originating April 2002, due May 2017, interest of 5.90% is payable monthly.	734,047	743,806
Floating interest rate note, originating March 2003, due December 2004, interest payable monthly.	2,044,871	—

	$4,778,918	$2,743,806

Borrowings from the FHLB are secured by stock in the FHLB of Pittsburgh, qualifying first mortgage loans, mortgage-backed securities and certain investment securities.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

Additionally the Bank has a line of credit of $3,500,000 available from the Community Bankers Bank. There were no borrowings against this line of credit at December 31, 2003 or 2002.

NOTE 7. FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customers credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

Total contractual amounts of the commitments as of December 31 were as follows:

	2003	2002
Available on lines of credit	$8,569,334	$7,176,919
Stand-by letters of credit	126,481	54,621
Other loan commitments	—	—

	$8,695,815	$7,231,540

Concentration of Credit Risk

The Bank grants a majority of its commercial, financial, agricultural, real estate and installment loans to customers throughout Marion County, West Virginia and adjacent counties. Collateral for loans is primarily residential and commercial real estate, personal property, and business equipment. The Bank evaluates the credit worthiness of each of its customers on a case-by-case basis, and the amount of collateral it obtains is based upon management’s credit evaluation.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

NOTE 8. INCOME TAXES

The Bank records income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FASB 109 is an asset and liability approach that requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

The amount reflected as income taxes represents federal and state income taxes on financial statement income. Certain items of income and expense, primarily the provision for possible loan losses, allowance for losses on foreclosed assets held for resale, depreciation, and accretion of discounts on investment securities are reported in different accounting periods for income tax purposes.

The provisions for income taxes for the years ended December 31, were as follows:

	2003	2002
Current:
Federal	$392,000	$42,000
State	2,000	6,000

	$394,000	$48,000

Deferred expense
Federal	$1,500	$102,000
State	380	25,400

	1,880	127,400

Income Tax expense	$395,880	$175,400

Following is a reconciliation of income taxes at federal statutory rates to recorded income taxes for the year ended December, 31:

	2003		2002
	Amount	%	Amount	%
Tax at Federal tax rate	$400,300	34.0%	$195,700	34.0%
Tax effect of:
State income tax	670	0.6%	3,500	0.6%
Surtax exemption/rate difference	21,600	1.8%	(10,600)	-1.8%
Tax exempt earnings	(48,100)	-4.1%	(14,100)	-2.5%
Other	21,410	1.3%	900	0.1%

	$395,880	33.6%	$175,400	30.4%

Deferred tax assets and liabilities are the result of timing differences in recognition of revenue and expense for income tax and financial statement purposes.

Deferred income tax liabilities and (assets) were comprised of the following at December 31:

	2003	2002
Depreciation	$100,000	$68,000
Unrealized gain on securities available-for-sale	—	89,255
Pension	9,000	—

Gross deferred tax liabilities	109,000	157,255

Unrealized loss on securities available-for-sale	(69,095)	—
Provision for loan loss	(175,955)	(122,300)
Minimum pension liability	(12,735)	(31,800)
Section 179 expense carryover	—	(4,150)

Gross deferred tax (assets)	(257,785)	(158,250)

Net deferred tax (asset)	$(148,785)	$(995)

No deferred income tax valuation allowance is provided since it is more likely than not that realization of the deferred income tax asset will occur in future years.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

NOTE 9. RELATED PARTY TRANSACTIONS

The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. Set forth below is a summary of the related loan activity.

	Balance at Beginning of Year	Borrowings	Repayments	Balance at end of Year
December 31, 2003	$3,176,754	$4,017,298	$(2,296,157)	$4,897,895

December 31, 2002	$3,303,519	$4,007,423	$(4,134,188)	$3,176,754

The Bank held related party deposits of $3,616,804 and $3,731,313 at December 31, 2003 and December 31, 2002, respectively.

The Bank held related party repurchase agreements of $879,957 and $976,662 at December 31, 2003 and December 31, 2002, respectively.

NOTE 10. PENSION PLAN

The Bank participates in a trusteed pension plan known as the West Virginia Bankers Association Retirement Plan covering virtually all full-time employees. Benefits are based on years of service and the employee’s compensation. The Bank’s funding policy is to fund normal costs of the plan as accrued. Contributions are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Bank participated in the pension plan beginning January 1, 1999. The Bank has recognized estimated pension expense of $69,536 and $79,630 for the years ended December 31, 2003 and 2002.

The following table sets forth the pension plan’s funded status as of the latest available actuarial valuations dated October 1, 2002 and 2001:

	2003	2002
Actuarial present value of benefit obligations:
Accumulated benefit obligation	$(242,948)	$(160,091)

Projected benefit obligation for service rendered to date	$(307,110)	$(212,421)
Plan assets at fair value, primarily listed stocks and U. S. Bonds	205,493	106,600

Projected benefit obligations (greater)/less than plan assets	(101,617)	(105,821)
Unrecognized net gain from past experience different from that assumed and effects of changes in assumptions	—	—
Prior service cost not yet recognized in net periodic pension cost	24,137	26,551
Unrecognized net (assets) at transition	108,113	87,439

(Accrued) pension cost	$30,633	$8,169

Net pension cost includes the following components:
Service cost-benefit earned during period	$61,318	$51,745
Interest cost on projected benefit obligation	15,201	10,441
Actual return on plan assets	(9,397)	(4,022)
Net amortization and deferral	2,414	2,414

Net periodic pension cost	$69,536	$60,578

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.00% for 2003 and 4.25% for 2002. The expected long-term rate of return on plan assets was 8.5% in 2003 and 2002.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

The expected employer contribution for the pension plan year ending October 31, 2004 is $59,373.

The following actuarial assumptions were used for the pension plan years ending as indicated:

	October 31
	2003	2002
Discount rate	6.50%	7.00%
Rate of return on plan assets	8.50%	8.50%
Salary increase	3.50%	4.00%
Increase rate for maximum benefit and compensation limit	3.00%	3.00%

An analysis of plan assets and the investment policy follows.

	Target Allocation 2004	Allowable Allocation Range	Percentage of Plan Assets at October 31
			2003	2002
(1) Plan Assets
(a) Equity Securities	70%	40-80%	70%	62%
(b) Debt Securities	25%	20-40%	26%	33%
(c) Real Estate	0%	0%	0%	0%
(d) Other	5%	3-10%	4%	5%

(e) Total			100%	100%

Investment Policy and Strategy

The policy, as established by the Pension Committee of the West Virginia Bankers Association Retirement Plan, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more than 10% of the total plan assets, and no more than the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

Determination of Expected Long-term Rate of Return

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class.

NOTE 11. STOCK OPTION PLAN

The Monongahela Valley Bank, Inc. 2000 Stock Incentive Plan provides for the issuance of stock options to participating employees. Stock options vest 25% per year on January 1 of each year following the option grant date and expire 10 years from the option grant date. As of December 31, 2003, no stock options have been exercised. There were 15,615 shares available for options and 36,885 outstanding unexercised options at a weighted average exercise price of $10.50 per share.

NOTES TO FINANCIAL STATEMENTS

THE MONONGAHELA VALLEY BANK, INC.

December 31, 2003

NOTE 12. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined. As of December 31, 2002 and 2001, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category. The Bank’s actual capital amounts and ratios are also presented in the table below.

	ACTUAL		MINIMUM TO BE WELL CAPITALIZED		MINIMUM FOR CAPITAL ADEQUACY PURPOSES
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of December 31, 2003
Total Capital
(to risk-weighted assets)	$8,529,000	13.0%	$6,543,400	10.0%	$5,234,720	8.0%
Tier I Capital
(to risk-weighted assets)	$7,840,000	12.0%	$3,926,040	6.0%	$2,617,360	4.0%
Tier I Capital
(to average assets)	$7,840,000	8.2%	$5,732,880	6.0%	$3,821,920	4.0%
As of December 31, 2002
Total Capital
(to risk-weighted assets)	$7,635,000	15.0%	$5,102,300	10.0%	$4,081,840	8.0%
Tier I capital
(to risk-weighted assets)	$7,132,000	14.0%	$3,061,380	6.0%	$2,040,920	4.0%
Tier I Capital
(to average assets)	$7,132,000	9.0%	$4,779,900	6.0%	$3,186,600	4.0%

NOTE 13. REGULATORY RESTRICTION ON DIVIDEND

The approval of the regulatory agencies is required if the total of all dividends declared by the Bank in any calendar year exceeds the Bank’s net profits, as defined, for that year combined with its retained net profits for the preceeding two calendar years.

NOTE 14. FORMATION OF HOLDING COMPANY

On December 17, 2003 the stockholders of The Monongahela Valley Bank, Inc. approved a plan to form a bank holding company, MVB Financial Corp, effective January 1, 2004. Through the exchange of common stock in 2004, the bank holding company will own The Monongahela Valley Bank, Inc.

MVB Financial Corp.

Consolidated Balance Sheet as of September 30, 2004 (Unaudited)

and December 31, 2003

(Dollars in thousands, except Per Share Data)

	September 30, 2004 (Unaudited)	December 31, 2003 (Note A)
ASSETS
Cash and due from banks	$2,967	$2,018
Interest bearing balances - FHLB	837	1,159
Federal funds sold	—	548
Certificates of deposit in other banks	990	797
Investment Securities:
Securities held-to-maturity, at cost	1,733	1,323
Securities available-for-sale, at approximate market value
Loans:	75,574	62,616
Less: Allowance for loan losses	(831)	(689)

Net Loans	74,743	61,927

Bank premises, furniture and equipment	1,627	1,672
Accrued interest receivable and other assets	1,723	1,737

TOTAL ASSETS	$105,342	$94,931

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$9,802	$7,155
Interest bearing	75,186	68,183

Total Deposits	84,988	75,338
Accrued interest, taxes, and other liabilities	350	261
Securities sold under agreements to repurchase	7,597	6,725
Federal Home Loan Bank borrowings	3,785	4,779

Total Liabilities	96,720	87,103

STOCKHOLDERS’ EQUITY
Preferred stock, par value $1,000; 5,000 shares authorized, none issued Common stock, par value $1; 4,000,000 shares authorized; 743,060 shares issued and outstanding	743	708
Additional paid-in capital	6,975	6,537
Treasury Stock	(9)	0
Retained earnings	1,005	742
Accumulated other comprehensive income	(92)	(159)

Total Stockholders’ Equity	8,622	7,828

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$105,342	$94,931

MVB Financial Corp.

Consolidated Statements of Income for the Nine Months Ended September 30, 2004 and 2003 and the Three Months Ended September 30, 2004 and 2003

(Unaudited) (Dollars in thousands Except Per Share Data)

	Nine Months Ended 30-Sep		Three Months Ended 30-Sep
	2004	2003	2004	2003
INTEREST INCOME
Interest and fees on loans	$3,408	$2,902	$1,218	$1,058
Interest on deposits with other banks	40	81	13	21
Interest on federal funds sold	1	8	—	2
Investment securities - taxable	619	579	200	173

	4,068	3,570	1,431	1,254
INTEREST EXPENSE
Interest on deposits and borrowed funds	1,154	1,307	392	409

NET INTEREST INCOME	2,914	2,263	1,039	845
Provision for loan losses	192	161	58	31

Net interest income after provision for loan losses	2,722	2,102	981	814

OTHER INCOME
Service charges on deposit accounts	341	218	123	90
Commissions from investment services	18	1	2	—
Other operating income	150	132	54	42
Gain on sale of securities	—	90	—	16

	509	441	179	148

OTHER EXPENSES
Salaries and employee benefits	1,010	852	357	299
Occupancy expense	99	100	33	34
Equipment rentals, depreciation, and maintenance	111	125	39	42
Data processing	319	259	107	91
Advertising	42	32	14	9
Legal and accounting fees	58	29	15	10
Other operating expenses	346	315	115	122

	1,985	1,712	680	607

Income before income taxes	1,246	831	480	355
Income tax expense	510	282	194	120

Net Income	736	549	286	235

Basic net income per share	$0.99	$0.74	$0.39	$0.32
Diluted net income per share	$0.94	$0.71	$0.37	$0.30
Basic weighted average shares outstanding	743,060	743,060	743,060	743,060
Diluted weighted average shares outstanding	779,570	770,353	779,570	770,353

The Monongahela Valley Bank, Inc.

Statements of Changes in Stockholders’ Equity

For the Nine Months Ended September 30, 2003 and 2004

(Unaudited) (Dollars in thousands)

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(loss)	Treasury Stock	Total Stockholders’ Equity
Balance, January 1, 2003	$708	$6,537	$(39)	$134		$7,340
Net Income			549			549
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				(365)		(365)
Minimum pension liability adjustment - net of tax effect				39		39

Total Comprehensive Income						223

Balance, September 30, 2003	$708	$6,537	$510	$(192)	$—	$7,563

Balance, January 1, 2004	$708	$6,537	$742	$(159)		$7,828
Net Income			736			736
Stock dividend - 5% stock dividend	35	438	(473)			—
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				67		67
Minimum pension liability adjustment - net of tax effect				—		—

Total Comprehensive Income						803

Treasury stock acquired					(8,505)	(9)
Balance, September 30, 2004	$743	$6,975	$1,005	$(92)	$(8,505)	$8,622

MVB Financial Corp.

Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003

(Unaudited) (Dollars in thousands)

	Nine Months Ended 30-Sep
	2004	2003
OPERATING ACTIVITIES
Net Income	$736	$549
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) on sale of available-for-sale securities	—	(90)
Provision for loan losses	192	161
Depreciation	84	99
Amortization, net of accretion	146	339
Decrease/(increase) in interest receivable and other assets	6	8
Increase in accrued interest, taxes, and other liabilities	73	(54)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,237	1,012

INVESTING ACTIVITIES
(Increase) in loans, net	(13,008)	(10,250)
Purchases of premises and equipment	(39)	(41)
Purchases of investment securities available-for-sale	(2,870)	(23,785)
Purchases of investment securities held-to-maturity	(950)	—
Decrease/(increase) in deposits with Federal Home Loan Bank, net	322	226
Decrease/(increase) in federal funds sold	548	(8)
Purchases of certificates of deposit with other banks	(3,258)	(697)
Proceeds from maturity of certificates of deposit with other banks	3,065	2,090
Proceeds from sales, maturities and calls of securities available-for-sale	5,859	18,535
Proceeds from maturities and calls of securities held-to-maturity	523	216

NET CASH (USED IN) INVESTING ACTIVITIES	(9,808)	(13,714)

FINANCING ACTIVITIES
Net increase in deposits	9,650	8,294
Net increase in repurchase agreements	872	2,343
Net (decrease)/increase in Federal Home Loan Bank borrowings	(993)	2,270
Purchase of treasury stock	(9)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	9,520	12,907

Increase in cash and cash equivalents	949	205
Cash and cash equivalents at beginning of period	2,018	2,145

Cash and cash equivalents at end of period	$2,967	$2,350

MVB Financial Corp.

Notes to Consolidated Financial Statements

Note A – Basis of Presentation

The accounting and reporting policies of MVB Financial Corp. conform to accounting principles generally accepted in the United States and practices in the banking industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. All significant inter-company accounts and transactions have been eliminated in consolidation. The interim financial information included in this report is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of the interim periods have been made.

The consolidated balance sheet as of December 31, 2003 has been extracted from audited financial statements included in MVB’s 2003 filing on Form 10-KSB. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in MVB’s December 31, 2003, Form 10KSB filed with the Securities and Exchange Commission.

Note B – Cash Flows

For the three months ended September 30, 2004 and 2003, for purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing balances available for immediate withdrawal of $2.967 million at September 30, 2004 and $2.350 million at September 30, 2003.

Note C – Other Comprehensive Income

MVB currently has two components of other comprehensive income, which include unrealized gains and losses on securities available-for-sale and pension liability adjustment. Details are as follows:

(Amounts in thousands)	Sep 30 2004	Dec 31 2003
Other Comprehensive Income:
Beginning accumulated other comprehensive income	$(159)	$135
Unrealized gains/(losses) on securities available-for-sale	91	(501)
Pension liability adjustment	0	68
Deferred income tax effect	24	139

Ending accumulated other comprehensive income	$(92)	$(159)

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and if given or made, such information or representation must not be relied upon as having been authorized by MVB Financial. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of MVB Financial since the date hereof.

286,000 Shares

MVB FINANCIAL CORP.

Common Stock

PROSPECTUS

December 1, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Reference is made to the provisions of Article VII of MVB Financial’s articles of incorporation below.

ARTICLE VII

Provisions for the regulation of the internal affairs of the corporation are:

A. Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness or deponent) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise in nature (“Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the written request of the corporation’s Board of Directors, president or their delegate as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action or omission in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the corporation to the fullest extent authorized by law, including but not limited to the West Virginia Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Code permitted the corporation to provide prior to such amendment), against all expenses, liability and loss (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA or other similar or dissimilar excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith; provided, however, that the corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the corporation; provided, further, that the corporation shall not indemnify any person for civil money penalties or other matters, to the extent such indemnification is specifically not permissible pursuant to federal or state statute or regulation, or order or rule of a regulatory agency of the federal or state government with authority to enter, make or promulgate such order or rule. Such right shall include the right to be paid by the corporation expenses, including, without limitation, attorneys’ fees and disbursements, incurred in defending or participating in any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Article or otherwise. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, or that such person did have reasonable cause to believe that his conduct was unlawful.

B. Right of Claimant to Bring Suit. If a claim under this Article is not paid in full by the corporation within thirty days after a written claim therefor has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending or participating in any Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation.

Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification or reimbursement of the claimant is permitted in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

C. Contractual Rights: Applicability. The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

D. Requested Service. Any director or officer of the corporation serving, in any capacity, (i) another corporation of which five percent (5%) or more of the shares entitled to vote in the election of its directors is held by the corporation, or (ii) any employee benefit plan of the corporation or of any corporation referred to herein shall be deemed to be doing so at the request of the corporation.

E. Non-Exclusivity of Rights. The rights conferred on any person hereunder shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

F. Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under West Virginia law.

G. Limitation of Liability. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exception from liability or limitation thereof is not permitted by the West Virginia Business Corporation Act or the laws of the United States or the State of West Virginia, as the same may exist or are hereafter amended. Any repeal or modification of the foregoing provision by the stockholders of the corporation shall not adversely affect any right of protection of a director of the corporation existing at the time of such repeal or modification.

MVB Financial is a West Virginia corporation subject to the applicable indemnification provisions of the General Corporation Law of West Virginia.

The foregoing indemnity provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MVB Financial pursuant to the foregoing provisions, or otherwise, MVB Financial has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MVB Financial of expenses incurred or paid by a director, officer or controlling person of MVB Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MVB Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by MVB Financial in connection with the sale and distribution of the securities being registered, other than underwriting discounts and the underwriter’s non-accountable expense allowance. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$508.00
Printing and engraving expenses	10,000.00
Legal fees and expenses	29,692.00
Accounting fees and expenses	10,000.00
Miscellaneous	7,000.00

Total:	$57,200.00

Item 26.	Recent Sales of Unregistered Securities

None.

Item 27.	Exhibits

MVB Financial Corp. and Subsidiaries Filing on Form SB-2

Exhibit Number	Description	Exhibit Location

3.1	Articles of Incorporation	Filed herein.

3.1-1	Articles of Incorporation - Amendment	Filed herein

3.2	Bylaws	Filed herein.

5	Form of Opinion of Jackson Kelly PLLC as to Legality	Filed herein.

10.1	MVB Financial Corp. 2003 Stock Incentive Plan	Filed herein.

10.2	Master Lease Agreement with S-N-S Foods, Inc. for premises occupied by Middletown Mall Office	Filed herein.

10.3	Sublease Agreement with S-N-S Foods, Inc. for premises occupied by Middletown Mall Office	Filed herein

10.4	Lease Agreement with Essex Properties, LLC for land to be occupied by Bridgeport Branch	Filed herein

11	Statement Regarding Computation of Earnings per Share	Filed herein.

21	Subsidiary of Registrant	Filed herein.

23.1	Consent of Conley CPA Group, PLLC	Filed herein.

24	Power of Attorney	Filed herein.

99.1	Report of Conley CPA Group, PLLC, Independent Auditors	Found on Page F2 herein.

Item 28.	Undertakings

The undersigned hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of

Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

The undersigned hereby undertakes that it will:

(1) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(2) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, MVB Financial certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Fairmont, State of West Virginia, on November 15, 2004.

MVB Financial Corp.

By:	/s/ JAMES R. MARTIN
James R. Martin
(Principal Executive Officer)

By:	/s/ ERIC L. TICHENOR
Eric L. Tichenor
(Principal Accounting and Financial Officer)

Dated: November 15, 2004

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date

/s/ JAMES R. MARTIN James R. Martin	President and Chief Executive Officer and Director	November 15, 2004

/s/ * Barbara L. Alexander	Director	November 15, 2004

/s/ * Robert L. Bell	Director	November 15, 2004

/s/ * Stephen R. Brooks	Director	November 15, 2004

/s/ * Harvey M. Havlichek	Director	November 15, 2004

/s/ * Dr. Saad Mossallati	Director	November 15, 2004

/s/ * Leonard W. Nossokoff	Director	November 15, 2004

/s/ * J. Christopher Pallotta	Director	November 15, 2004

/s/ * Nitesh S. Patel	Director	November 15, 2004

/s/ * Louis W. Spatafore		Director	November 15, 2004

/s/ * Richard L. Toothman		Director	November 15, 2004

/s/ * Dr. Michael F. Trent		Director	November 15, 2004

/s/ * Dr. James E. Valentine		Director	November 15, 2004

/s/ * Samuel J. Warash		Director	November 15, 2004

* By	/s/ JAMES R. MARTIN James R. Martin, Attorney in Fact	Director	November 15, 2004